Exhibit 2.4

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

CPG International LLC d/b/a The AZEK Company LLC,

VERSATEX HOLDINGS, LLC,

THE MEMBERS OF VERSATEX HOLDINGS, LLC,

and

THE SELLER REPRESENTATIVE NAMED HEREIN

dated as of

May 11, 2018

i

ii

EXHIBITS AND SCHEDULES

Exhibit A – Escrow Agreement

Exhibit B – Working Capital

Exhibit C – Tax Allocation Statement

Schedule I – List of Members

Schedule II – List of Reinvesting Sellers

iii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated as of May 11, 2018, is entered into by and among VERSATEX HOLDINGS, LLC, a Delaware limited liability company (the “Company”), the members of the Company listed on Schedule I hereto (collectively, “Sellers”), CPG International LLC d/b/a The AZEK Company LLC, a Delaware limited liability company (“Buyer”), and, solely for the limited purposes described herein, Highlander Partners Trim, LLC, in its capacity as Seller Representative (as hereinafter defined).

RECITALS

WHEREAS, Sellers collectively own all of the Series A Units and Series B Incentive Units of the Company (the “Membership Interests”);

WHEREAS, the Sellers wish to sell to Buyer, and Buyer wishes to purchase from the Sellers, all of the Membership Interests, subject to the terms and conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, Buyer has delivered to the Company executed limited guarantees of Ontario Teachers’ Pension Plan Board and Ares Corporate Opportunities Fund IV, L.P. (in such capacity, each a “Guarantor” and, such limited guarantees (the “Guarantees”), and pursuant to which each Guarantor has guaranteed certain of Buyer’s obligations under this Agreement, subject to the terms and conditions set forth in the Limited Guarantees; and

WHEREAS, concurrently with the execution of this Agreement, the Sellers listed on Schedule II hereto have executed and delivered employment agreements which include commitments to reinvest, immediately following the Closing, the amount of proceeds received at Closing as set forth opposite such Seller’s name on Schedule II attached hereto in exchange for limited liability company interests in Buyer, as contemplated by and in accordance with the letter agreements entered into by and between such Sellers listed on Schedule II and Buyer.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Acquired Company” and “Acquired Companies” have the meaning set forth in Section 4.03.

“Action” means any action, suit, claim, complaint, litigation, investigation, audit, legal proceeding or other similar dispute.

“Adjustment Cap” means $2,000,000.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Audited Financial Statements” has the meaning set forth in Section 4.07.

“Balance Sheet” has the meaning set forth in Section 4.07.

“Balance Sheet Date” means the date of the Balance Sheet.

“Base Purchase Price” has the meaning set forth in Section 2.02.

“BBA” means P.L. 114-74, the Bipartisan Budget Act of 2015 (including any Treasury Regulations and other guidance promulgated thereunder).

“Benefit Plan” has the meaning set forth in Section 4.17(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Dallas, Texas or Pittsburgh, Pennsylvania are required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.02(c).

“Buyer Benefit Plans” has the meaning set forth in Section 6.02(a).

“Buyer Related Parties” has the meaning set forth in Section 9.03(d).

“Buyer Releasees” has the meaning set forth in Section 10.16(b).

“Buyer Termination Fee” has the meaning set forth in Section 9.03(a).

“Cash” means cash and cash equivalents of any Acquired Company, including, without duplication, cash, deposits in transit (including uncashed incoming checks), money orders, marketable securities, all deposits with equipment vendors and other cash equivalents, excluding the amount of any outstanding outgoing checks.

“Claim” has the meaning set forth in Section 10.16(a).

“Closing” has the meaning set forth in Section 2.07.

“Closing Balance Sheet” has the meaning set forth in Section 2.04.

“Closing Cash” has the meaning set forth in Section 2.05(a).

“Closing Company Transaction Costs” has the meaning set forth in Section 2.05(a).

“Closing Date” has the meaning set forth in Section 2.07.

“Closing Indebtedness” has the meaning set forth in Section 2.05(a).

“Closing Payment” has the meaning set forth in Section 2.03(a).

“Closing Working Capital Deficiency” has the meaning set forth in Section 2.05(a).

“Closing Working Capital Surplus” has the meaning set forth in Section 2.05(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company 401(k) Plan” has the meaning set forth in Section 6.02(c).

“Company Continuing Employee(s)” has the meaning set forth in Section 6.02(a).

“Company Intellectual Property” has the meaning set forth in Section 4.12(a).

“Company Related Parties” has the meaning set forth in Section 9.03(d).

“Company Releasees” has the meaning set forth in Section 10.16(b).

“Company Releasor Parties” has the meaning set forth in Section 10.16(a).

“Company Transaction Costs” means (i) all fees, costs and expenses of any brokers, investment bankers, financial advisors, consultants, accountants, attorneys or other professionals engaged by or paid by any Acquired Company or Sellers in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and the other agreements entered into as contemplated hereby, (ii) transaction bonuses, discretionary bonuses, change-of-control payments, phantom equity payouts, “stay put” or other compensatory amounts payable to any Employee or director of any Acquired Company as a result of the acquisition of the Membership Interests, and (iii) any fees, costs and expenses (including the employer portion of any employment taxes) relating to any amounts under (i) and/or (ii), in each case to the extent not paid as of the Closing.

“Competitive Business” has the meaning set forth in Section 6.05(a)(i).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 13, 2018, between Buyer and the Company.

“Contractual Representations” has the meaning set forth in Section 6.13.

“Current Assets” means, as of 11:59 p.m. on the Closing Date, the sum of all current assets of the Acquired Companies, as determined in accordance with this Agreement and GAAP applied on a basis consistent with the preparation of the Balance Sheet and the historical accounting policies, assumptions and practices of the Acquired Companies; provided, however, that Current Assets shall not include (a) intercompany accounts and obligations owed among any of the Acquired Companies to another Acquired Company, (b) Cash (other than restricted cash), (c) deferred Tax assets, and (d) prepaid management fees.

“Current Liabilities” means, as of 11:59 p.m. on the Closing Date, the sum of all current liabilities of the Acquired Companies as determined in accordance with this Agreement and GAAP applied on a basis consistent with the preparation of the Balance Sheet and the historical accounting policies, assumptions and practices of the Acquired Companies plus the amount of outstanding checks; provided, however, that Current Liabilities shall not include, in whole or in part, any (i) Company Transaction Costs, (ii) Indebtedness, including the current portion of Indebtedness, and accrued and unpaid interest on Indebtedness, or any costs associated with any refinancing thereof by Buyer, (iii) intercompany accounts and obligations owed among any of the Acquired Companies to another Acquired Company, and (iv) deferred Tax liabilities.

“D&O Provisions” has the meaning set forth in Section 6.07(a).

“Data Room” means the electronic documentation site established by Merrill Corporation’s Merrill DataSite on behalf of the Company in connection with the transactions contemplated by this Agreement.

“Debt Commitment Letter” has the meaning set forth in Section 5.06.

“Debt Financing” has the meaning set forth in Section 5.06.

“Debt Financing Sources” has the meaning set forth in Section 5.06.

“Disclosure Schedules” means the Disclosure Schedules delivered by Sellers and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars” or “$” means the lawful currency of the United States.

“Employees” means those individuals employed by any Acquired Company immediately prior to the Closing.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, lease, license, charge, option, right of first refusal or first offer, claim, easement, servitude, encroachment or other similar encumbrance.

“Environmental Claim” means any Action by any Person alleging liability resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any non-compliance with, or liability relating to, any Environmental Law or any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, but is not limited to the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; and the Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, 42 U.S.C. §§ 7401 et seq.

“Environmental Notice” means any written directive, notice of violation, citation, or notice respecting any Environmental Claim relating to actual or alleged non-compliance or liability under any Environmental Law or any Environmental Permit.

“Environmental Permit” means any Permit required under Environmental Law.

“Equity Commitment Letters” has the meaning set forth in Section 5.06.

“Equity Financing” has the meaning set forth in Section 5.06.

“Equity Financing Source” has the meaning set forth in Section 5.06.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Acquired Companies as a “single employer” within the meaning of Section 414 of the Code.

“Escrow Account” means the account maintained pursuant to the Escrow Agreement, into which the Escrow Amount will be deposited at Closing.

“Escrow Agent” means Citibank, National Association.

“Escrow Agreement” means the agreement entered into at the Closing in the form of Exhibit A, by and among Buyer, Escrow Agent and the Seller Representative, on behalf of the Sellers.

“Escrow Amount” has the meaning set forth in Section 2.03(b).

“Estimated Cash” has the meaning set forth in Section 2.04.

“Estimated Company Transaction Costs” has the meaning set forth in Section 2.04.

“Estimated Indebtedness” has the meaning set forth in Section 2.04.

“Estimated Purchase Price” means an amount equal to (i) the Base Purchase Price, minus (ii) the amount of Estimated Indebtedness, if any, minus (iii) the Estimated Company Transaction Costs, minus (iv) the Estimated Working Capital Deficiency, if any, plus (v) the Estimated Working Capital Surplus, if any, plus (vi) the amount of Estimated Cash.

“Estimated Working Capital Deficiency” has the meaning set forth in Section 2.04.

“Estimated Working Capital Surplus” has the meaning set forth in Section 2.04.

“Existing Credit Agreement” means the Credit and Security Agreement by and among Versatex Building Products, LLC, and Versatex Holdings, LLC, the Lenders and Regions Bank, dated September 28, 2016, as amended by that First Amendment to Credit and Security Agreement, dated September 26, 2017.

“Extra-Contractual Information” has the meaning set forth in Section 6.13.

“Final Adjustment Deficiency” has the meaning set forth in Section 2.05(d).

“Final Adjustment Surplus” has the meaning set forth in Section 2.05(d).

“Final Balance Sheet” has the meaning set forth in Section 2.05(a).

“Final Cash” has the meaning set forth in Section 2.05(c).

“Final Company Transaction Costs” has the meaning set forth in Section 2.05(c).

“Final Indebtedness” has the meaning set forth in Section 2.05(c).

“Final Purchase Price” means an amount equal to (i) the Base Purchase Price, minus (ii) the amount of Final Indebtedness, if any, minus (iii) the Final Company Transaction Costs, minus (iv) the Final Working Capital Deficiency, if any, plus (v) the Final Working Capital Surplus, if any, plus (vi) the amount of Final Cash.

“Final Working Capital Deficiency” has the meaning set forth in Section 2.05(c).

“Final Working Capital Surplus” has the meaning set forth in Section 2.05(c).

“Financial Statements” has the meaning set forth in Section 4.07.

“Financing” has the meaning set forth in Section 5.06.

“Fraud” means, with respect to a Person, common law liability for fraud, as limited by this definition and specifically excluding constructive and negligent fraud, and will only be found to exist if the Person subject to the claim of fraud is finally determined by a court of competent jurisdiction to have, with a bad faith or malicious intent or intent to deceive, made an intentional or willful misrepresentation (or misleading omission) with respect to a representation or warranty in Article III or Article IV of this Agreement, based on the actual knowledge of such Person that such representation or warranty was untrue, and the Person claiming fraud actually relied on such representation or warranty to such Person’s detriment.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“General Enforceability Exceptions” has the meaning set forth in Section 3.02.

“Governmental Authority” means any federal, state, local or foreign government, or any agency or instrumentality of such government, or any court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by any Governmental Authority.

“Guarantee” has the meaning set forth in the recitals.

“Guarantor” has the meaning set forth in the recitals.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, that is hazardous, acutely hazardous, toxic, or words of similar import or is otherwise regulated under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, except for intercompany accounts and obligations owed among any of the Acquired Companies to another Acquired Company, (a) all indebtedness of any Acquired Company for the repayment of borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, (b) all other indebtedness of the Acquired Companies evidenced by bonds, debentures, notes or similar instruments, (c) any indebtedness guaranteed in any manner by any Acquired Company (including guarantees in the form of an agreement to repurchase or reimburse and obligations with respect to letters of credit (to the extent drawn)), (d) any liabilities under leases that would be required to be capitalized leases under GAAP, (e) all obligations for any interest rate swaps, forward contracts or other hedging arrangements, (f) any accrued and unpaid interest on, and any prepayment premiums, penalties, expenses, breakage costs, fees or similar contractual charges in respect of, any of the foregoing obligations computed as though payment is being made in respect thereof on the Closing Date, (g) any liabilities included in accounts payable related to capital expenditures or management fees (or Board fees), (h) any obligations for payment of incentive compensation related to performance for any period prior to 2018 and (i) unpaid distributions or dividends to members with respect to the equity ownership in the Company.

“Indemnified Party” has the meaning set forth in Section 8.04.

“Indemnifying Party” has the meaning set forth in Section 8.04.

“Insurance Policies” has the meaning set forth in Section 4.13.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world whether registered or not: (i) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets, confidential know-how and other business information including without limitation information relating to products, operations, finances and marketing processes, formulae, methods, strategies, plans, supplier and customer lists, and the like; (iv) patents and patent applications including all continuations, renewals and extensions of such rights or applications as well as rights to derivatives and improvements of the same; (v) internet domain name registrations, social media identifications (such as “Twitter” name) and all other indicia of origin; (vi) rights in computer software and programs, desktop and mobile applications and all similar rights of whatever nature; (vii) design rights; and (viii) other intellectual property and related proprietary rights, interests and protections.

“Interim Financial Statements” has the meaning set forth in Section 4.07.

“IT Assets” means the computers, software, firmware, middleware, databases, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation used by or on behalf of any of the Acquired Companies in the business of the Acquired Companies.

“Katten” means Katten Muchin Rosenman LLP.

“Key Employee” means John Pace, Rick Kapres, Evan Kaffenes, Josh Pace, Joseph Ferrese and Shawn Petras.

“Knowledge of the Company” or “the Company’s Knowledge” or any other similar knowledge qualification, means the actual (and not constructive or imputed, except as otherwise expressly set forth in this definition) knowledge of John Pace, Evan Kaffenes, Joseph Ferrese and Rick Kapres (the “Knowledge Group”) or such other knowledge as the Knowledge Group would have following a reasonable investigation under the circumstances. For the purposes of the foregoing definition, the parties agree that a “reasonable investigation under the circumstances” will be deemed to have occurred if the member of the Knowledge Group inquires of his or her direct reports having responsibility over the subject matter relating to the particular Section(s) of this Agreement so referenced.

“Law” means, as established by a Governmental Authority, any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, judgment, decree, other requirement or rule of law.

“Losses” means liabilities, losses, damages, costs or expenses, including reasonable attorneys’ fees and expenses; provided, however, that “Losses” shall not include punitive or exemplary damages except to the extent paid to a third party.

“Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, development, change or effect that, individually or in the aggregate, is or would reasonably expected to be materially adverse to the business, results of operations, financial condition or assets of the Acquired Companies, taken as a whole; provided, however, that “Material Adverse Effect”

shall not include any event, occurrence, fact, condition, circumstance, development, change or effect directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Acquired Companies operate; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required by this Agreement or any action taken (or omitted to be taken) with the consent of or at the request of Buyer; (vi) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with any Acquired Company; (viii) any natural or man-made disaster or acts of God; or (ix) any failure by any Acquired Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), unless in the case of each of clauses (i)-(iii) and (vi), such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of the Acquired Companies, taken as a whole, relative to other affected participants in the industries in which the Acquired Companies conduct business (in which case, only the incremental disproportionate impact shall be taken into account in determining whether there has been a Material Adverse Effect).

“Material Contracts” has the meaning set forth in Section 4.10(a).

“Membership Interests” has the meaning set forth in the recitals.

“Organizational Documents” means (a) in the case of any Person organized as a corporation, the certificate or articles of incorporation of such corporation and the bylaws of such corporation, (b) in the case of any Person organized as a limited liability company, the certificate of formation or organization and the limited liability company agreement or operating agreement, (c) in the case of any Person organized as a limited partnership, the certificate of limited partnership and partnership agreement of such limited partnership, (d) in the case of any other Person, all constitutive or organizational documents of such Person which address matters relating to the business and affairs of such Person similar to the matters addressed by the documents referred to in clauses (a) through (c) above in the case of Persons organized as corporations, limited liability companies or limited partnerships and (e) any amendment to any of the foregoing.

“Outside Date” means, initially, July 25, 2018 (the “Initial Outside Date”), as such date may be extended pursuant to the terms of this definition. The Initial Outside Date may be extended by mutual agreement of the Company and the Buyer to January 22, 2019 (the “Second Outside Date”) if by 5:00 p.m., central time, on the Initial Outside Date, all of the conditions set forth in Article VII other than the condition set forth in Section 7.01(a) have been satisfied (except for those conditions which, by their nature, are to be satisfied on the Closing Date). Notwithstanding the foregoing, the Initial Outside Date and the Second Outside Date shall each be extended by five (5) Business Days following the satisfaction of the condition set forth in Section 7.01(a).

“Payoff Amount” has the meaning set forth in Section 6.15.

“Payoff Letter” has the meaning set forth in Section 6.15.

“Permits” means all permits, licenses, and franchises required to be obtained from Governmental Authorities.

“Permitted Encumbrances” has the meaning set forth in Section 4.11(a).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual.

“Post-Closing Covenants” means any covenants, promises, commitments or other obligations (or any portion thereof) made or undertaken in this Agreement or in any other Transaction Document, to, or in favor of, a party hereto, to the extent performance or fulfillment thereof is required by its terms to be accomplished after the Closing including, without limitation, those covenants included in Articles II and VI hereof.

“Pre-Closing Conversion” has the meaning set forth in Section 6.12.

“Privileged Materials” has the meaning set forth in Section 10.15.

“Purchase Price” has the meaning set forth in Section 2.02.

“Qualified Benefit Plan” has the meaning set forth in Section 4.17(b).

“R&W Insurance Policy” has the meaning set forth in Section 8.01(a).

“Real Property” means the real property owned, leased or subleased by any Acquired Company.

“Referee” has the meaning set forth in Section 2.05(c).

“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including surface water, groundwater, land surface or subsurface strata).

“Restricted Sellers” means each Seller other than Highlander Partners Trim, LLC, AEA Mezzanine Fund III LP, and Wolfpac Holdings, Inc.

“Restricted Term” has the meaning set forth in Section 6.05(a).

“Review Period” has the meaning set forth in Section 2.05(b).

“Seller Group” has the meaning set forth in Section 10.15.

“Seller Payout Spreadsheet” has the meaning set forth in Section 2.03(a).

“Seller Releasees” has the meaning set forth in Section 10.16(a).

“Seller Releasor Parties” has the meaning set forth in Section 10.16(b).

“Seller Representative” means Highlander Partners Trim, LLC and any successor representative appointed pursuant to the provisions of Article XI hereof.

“Sellers” has the meaning set forth in the preamble.

“Statement of Objections” has the meaning set forth in Section 2.05(c).

“Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of such Person).

“Tax Allocation Statement” has the meaning set forth in Section 6.03(c)(i).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Territory” has the meaning set forth in Section 6.05(a).

“Top Customers” has the meaning set forth in Section 4.21.

“Top Suppliers” has the meaning set forth in Section 4.21.

“Total Tax Consideration” has the meaning set forth in Section 6.03(c)(i).

“Transaction Documents” means this Agreement, the Escrow Agreement, and each other agreement, document, certificate and instrument being executed and delivered pursuant to this Agreement, including the documents and agreements to be delivered pursuant to Article VII.

“VBP” means Versatex Building Products, LLC, a Pennsylvania limited liability company.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Waterfall” means the provisions providing for distributions to the members of the Company set forth in Section 5.01 of the Company’s currently effective limited liability company agreement.

“Working Capital” means Current Assets minus Current Liabilities calculated utilizing only the line items set forth on Exhibit B. Working Capital will be determined without giving effect to the transactions contemplated by this Agreement.

“Working Capital Deficiency” means the amount by which the Working Capital Target exceeds Working Capital.

“Working Capital Surplus” means the amount by which Working Capital exceeds the Working Capital Target.

“Working Capital Target” means $5,205,490

ARTICLE II

PURCHASE AND SALE

Section 2.01    Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Membership Interests for the consideration specified in Section 2.02.

Section 2.02    Purchase Price. The aggregate purchase price for the Membership Interests shall be $270,000,000 (the “Base Purchase Price”), minus (i) the amount of Closing Indebtedness, minus (ii) the Company Transaction Costs, minus (iii) the Closing Working Capital Deficiency, if any, plus (iv) the Closing Working Capital Surplus, if any, plus (v) the amount of Closing Cash (the “Purchase Price”).

Section 2.03    Payment of the Purchase Price.

(a)    At Closing, Buyer shall pay to each Seller a portion of the Closing Payment equal to the portion that such Seller would receive if the Closing Payment was distributed pursuant to the Waterfall. For purposes of this Agreement, the “Closing Payment” shall mean an aggregate amount of cash equal to (i) the Estimated Purchase Price, minus (ii) the Escrow Amount. At least three (3) Business Days prior to the Closing, the Company shall deliver to Buyer (i) a spreadsheet detailing the allocation of the Closing Payment among the Sellers together with an allocation of any subsequent payments to the Sellers (the “Seller Payout Spreadsheet”) and (ii) a certificate for the Sellers and signed by the Seller Representative, certifying that the Seller Payout Spreadsheet accurately reflects the amount of the Closing Payment that each Seller is entitled to receive pursuant to the Waterfall.

(b)    At Closing, as security for Sellers’ obligations with respect to adjustments to the Purchase Price under Section 2.05 of this Agreement, Buyer shall remit to the Escrow Agent an amount of cash equal to $2,000,000 (the “Escrow Amount”) to be held and disbursed by the Escrow Agent pursuant to the Escrow Agreement.

(c)    On the Closing Date, Buyer shall pay the Estimated Indebtedness to the applicable holder thereof by wire transfer to the account or accounts as directed by the Company in writing at least three (3) Business Days prior to the Closing, other than any such Indebtedness that is capital lease Indebtedness.

(d)    On the Closing Date, Buyer shall pay the Company Transaction Costs that remain unpaid to the applicable payee by wire transfer to the account or accounts, as directed by the Company in writing at least three (3) Business Days prior to the Closing, except that, with respect to any Company Transaction Costs that consist of payments to employees, including related payroll Taxes, Buyer shall remit funds necessary to pay such Company Transaction Costs, to the applicable Acquired Company which shall then be paid by such Acquired Company.

(e)    By execution hereof, each Seller hereby expressly acknowledges and agrees (i) that he, she or it understands the purchase price mechanics set forth herein (including the manner in which his, her or its portion of the Purchase Price will be calculated) and (ii) to the deductions from the Estimated Purchase Price for the items referenced herein, as applicable to such Seller, including the establishment of the Escrow Account, the retention of the funds for such accounts and the distribution and use of those funds pursuant to the terms of this Agreement and the Escrow Agreement. Each Seller releases Buyer for any liability for the allocation of the Closing Payment and the Purchase Price that are set forth in the Seller Payout Spreadsheet.

Section 2.04    Estimated Working Capital and Indebtedness. No later than three (3) Business Days before the Closing Date, the Seller Representative shall have delivered to Buyer an estimated balance sheet of the Company and its Subsidiaries as of 11:59 p.m. on the Closing Date (the “Closing Balance Sheet”), which sets forth a good faith estimate of the following: (i) the amount of unpaid Indebtedness as of immediately preceding the Closing as set forth in the payoff letters received from each holder of Indebtedness, or, in the case of capital lease Indebtedness, as determined in good faith by the Company and its Subsidiaries (“Estimated Indebtedness”), (ii) the amount of Cash as of 11:59 p.m. on the Closing Date (“Estimated Cash”), (iii) the amount of Working Capital Surplus or Working Capital Deficiency, as the case may be, as of 11:59 p.m. on the Closing Date (the “Estimated Working Capital Surplus” or “Estimated Working Capital Deficiency,” respectively) and (iv) the amount of Company Transaction Costs as of 11:59 p.m. on the Closing Date (the “Estimated Company Transaction Costs”). The Closing Balance Sheet shall be prepared in accordance with this Agreement and GAAP applied in a manner consistent with the preparation of the Balance Sheet, except as otherwise contemplated by this Agreement. For the avoidance of doubt, only the categories and line items set forth on Exhibit B shall be taken into account in preparing the Closing Balance Sheet, notwithstanding that GAAP may require additional categories of current liabilities or current assets to be included in a GAAP presentation of current assets and current liabilities.

Section 2.05    Final Working Capital and Indebtedness.

(a)    As promptly as practicable after the Closing Date (but in no event later than sixty (60) days after the Closing Date), Buyer shall prepare, in good faith, and deliver to the Seller Representative a balance sheet of the Company and its Subsidiaries (the “Final Balance Sheet”), which shall set forth the following: (i) the amount of unpaid Indebtedness as of immediately preceding the Closing (“Closing Indebtedness”), (ii) the amount of Cash as of 11:59 p.m. on the Closing Date (“Closing Cash”), (iii) the amount of Working Capital Surplus or Working Capital Deficiency, as the case may be, as of 11:59 p.m. on the Closing Date (“Closing Working Capital Surplus” or “Closing Working Capital Deficiency,” respectively) and (iv) the amount of Company Transaction Costs as of 11:59 p.m. on the Closing Date (the “Closing Company Transaction Costs”). The Final Balance Sheet shall be prepared in accordance with this Agreement and GAAP applied in a manner consistent with the preparation of the Balance Sheet, except as otherwise contemplated by this Agreement. For the avoidance of doubt, only the categories and line items set forth on Exhibit B shall be taken into account in preparing the Final Balance Sheet, notwithstanding that GAAP may require additional categories of current liabilities or current assets to be included in a GAAP presentation of current assets and current liabilities.

(b)    After receipt of the Final Balance Sheet, the Seller Representative and its representatives shall have forty-five (45) days (the “Review Period”) to review the Final Balance Sheet, together with the supporting schedules, analyses, workpapers, including the accounting workpapers, and other underlying records or documentation as are reasonably requested by the Seller Representative and its representatives. In connection with such review of the Final Balance Sheet, Buyer shall, and shall cause each Acquired Company to, cooperate with the Seller Representative and its representatives, including providing answers to reasonable questions asked by the Seller Representative and its representatives, and Buyer shall, and shall cause each Acquired Company to, upon reasonable notice, promptly provide to the Seller Representative and its representatives reasonable access during normal business hours to any books, records and other materials of any Acquired Company and the personnel of, and workpapers prepared by or for, Buyer, any Acquired Company and their respective representatives, including such historical financial information relating to any Acquired Company as the Seller Representative and its representatives may reasonably request, in each case, in order to permit the timely review of the Final Balance Sheet in accordance with this Section 2.05(b).

(c)    On or prior to the last day of the Review Period, the Seller Representative may object to the Final Balance Sheet by delivering to Buyer a written statement (the “Statement of Objections”) setting forth the Seller Representative’s objections to the Final Balance Sheet and specifying in reasonable detail those items or amounts as to which the Seller Representative disagrees and the basis for the Seller Representative’s objections. If the Seller Representative fails to deliver the Statement of Objections before the expiration of the Review Period, then Closing Indebtedness, Closing Cash, Closing Working Capital Surplus or Closing Working Capital Deficiency, as applicable, and the Closing Company Transaction Costs as set forth in such Final Balance Sheet, shall be deemed final and conclusive and shall be “Final Indebtedness,” “Final Cash,” “Final Working Capital Surplus” or “Final Working Capital Deficiency,” and “Final Company Transaction Costs,” respectively. If the Seller Representative delivers the

Statement of Objections before the expiration of the Review Period, then Buyer and the Seller Representative shall endeavor in good faith to resolve the objections for a period not to exceed fifteen (15) days from the date of delivery of the Statement of Objections. If at the end of such fifteen (15) day period there are any objections that remain in dispute, then the remaining objections in dispute shall be submitted for resolution to KPMG. If KPMG is unwilling or unable to resolve the dispute, the Seller Representative and Buyer will jointly select a nationally recognized accounting firm, within five (5) Business Days of learning that KPMG is unwilling or unable to resolve the dispute, to resolve any objections that remain in dispute (KPMG or such jointly selected accounting firm, the “Referee”). Any retainer required to be paid to the Referee to settle the dispute will be paid fifty percent (50%) by Buyer and fifty percent (50%) by the Sellers, subject to adjustment as set forth in the antepenultimate sentence of this Section 2.05(c). The Seller Representative and Buyer agree to request that the Referee determine the disputed portions of Final Indebtedness, Final Cash, Final Working Capital Surplus or Final Working Capital Deficiency and Final Company Transaction Costs within thirty (30) days after the objections that remain in dispute are submitted to it. If any remaining objections are submitted to the Referee for resolution, (i) each party shall furnish to the Referee a report with respect to such party’s positions with respect to the issues in the Statement of Objections, a copy of which shall be delivered to the other party hereto, and no ex parte conferences, oral examinations, testimony, depositions, discovery or other form of evidence gathering or hearings shall be conducted or allowed, provided, that, at the Referee’s request, or as mutually agreed by the parties, Buyer and the Seller Representative may meet with the Referee as long as representatives of both are present; (ii) to the extent that a value has been assigned to any objection that remains in dispute, the Referee shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either party or less than the smallest value for such objection claimed by either party; (iii) the determination by the Referee of Final Indebtedness, Final Cash, Final Working Capital Surplus or Final Working Capital Deficiency and Final Company Transaction Costs, as set forth in a written notice delivered to both parties by the Referee, shall be made solely in accordance with the written reports (i.e., not on independent review) and in accordance with this Agreement and shall be binding and conclusive on the parties absent manifest error and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof; and (iv) the fees and expenses (including any retainer paid by the parties hereto) of the Referee shall be allocated to be paid by Buyer, on the one hand, and/or Sellers, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each side bears to the amount actually contested by such side. Buyer and Seller Representative will request that the Referee determine, in writing, the allocation of its fees (including any retainers paid) in accordance with the immediately preceding sentence. Buyer and Sellers agree that any fees or expenses, as finally allocated pursuant to this Section 2.05(c) may be offset, as appropriate, by any adjustments required pursuant to Section 2.05(d).

(d)    To the extent that the Final Purchase Price exceeds the Estimated Purchase Price, Buyer shall pay such excess (the “Final Adjustment Surplus”) up to an amount not to exceed the Adjustment Cap to the Seller Representative (for further credit to Sellers in accordance with the amount each Seller would receive if such payment was made at such time pursuant to the Waterfall) and Buyer and Seller Representative shall deliver joint written instructions authorizing the distribution of all of the funds from the Escrow Account to the Seller Representative (for further credit to Sellers in accordance with the amount each Seller would receive if such payment was made at such time pursuant to the Waterfall), within five (5) Business Days of any such final determination. To the extent that the Final Purchase Price is less than the Estimated Purchase Price (such deficiency, the “Final Adjustment Deficiency”), Buyer and the Seller Representative will deliver to the Escrow Agent joint written instructions authorizing the distribution of funds from the Escrow Account (i) to Buyer in an amount equal to the Final Adjustment Deficiency and (ii) to Sellers (for further credit to Sellers in accordance with the amount each Seller would receive if such payment was made at such time pursuant to the Waterfall) any amount remaining in the Escrow Account after payment of the Final Adjustment Deficiency to Buyer, within five (5) Business Days of any such final determination. Notwithstanding anything to the contrary, the maximum liability of the Sellers to the Buyer under this Section 2.05 shall not exceed the funds in the Escrow Account; the maximum liability of the Buyer to the Sellers under this Section 2.05 shall not exceed the Adjustment Cap; and the Buyer’s sole recourse with respect to any such liability shall be to such Escrow Account.

(e)    Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold from the Purchase Price and any other payments otherwise payable pursuant to this Agreement such amounts (or portions thereof) as Buyer is legally required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any applicable Law. To the extent that amounts are so deducted or withheld and properly paid over to the appropriate Governmental Authority by Buyer such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.06    Transactions to be Effected at the Closing.

(a)    At the Closing, Buyer shall deliver to Sellers:

(i)    the portion of the Closing Payment to be paid to Sellers under the terms hereof by wire transfer of immediately available funds to an account or accounts designated in writing by the Company no later than one (1) Business Day prior to the Closing Date;

(ii)    the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(iii)    all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 7.03 of this Agreement.

(b)    At the Closing, Sellers or the Acquired Companies (or any one of them), as appropriate, shall deliver to Buyer:

(i)    a certificate of good standing of the Company certified by the Secretary of State of the State of Delaware issued not more than five (5) Business Days prior to the Closing Date;

(ii)    evidence that each of the Buy-Sell and Vesting Agreements listed in Section 4.04(b) of the Disclosure Schedules have been terminated and cease to be in full force and effect;

(iii)    the Escrow Agreement, duly executed by the Seller Representative;

(iv)    evidence that the management agreement between the Company and Highlander Partners, L.P. has been terminated and ceases to be in full force and effect; and

(v)    all other agreements, documents, instruments or certificates required to be delivered by Sellers at or prior to the Closing pursuant to Section 7.02 of this Agreement.

Section 2.07    Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., central time, no later than two (2) Business Days after the last of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date). The Closing shall take place by the electronic exchange of executed documents by PDF at such time, or at such other time or on such other date or at such other place as Sellers and Buyer may mutually agree upon in writing. Notwithstanding the foregoing, in no event shall the Closing be required to occur prior to the date that is forty-five (45) days following the date of this Agreement (the day on which the Closing takes place being the “Closing Date”). The effective time of the Closing for Tax, accounting, operational and all other matters will be deemed to be 11:59 p.m., central time, on the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Schedules, each Seller represents and warrants (severally with respect to himself, herself or itself, as the case may be, and not jointly and severally with others), to Buyer that:

Section 3.01    Ownership of Membership Interests. Such Seller owns of record all of the Membership Interests opposite such Seller’s name in Section 3.01 of the Disclosure Schedules, free and clear of any Encumbrances other than any restrictions on transfer arising under state or federal securities laws or any Encumbrances pursuant to the Company’s limited liability company agreement or any other agreement terminating as of the Closing Date and identified in Section 4.04(b) of the Disclosure Schedules.

Section 3.02    Seller Authority. Such Seller has the requisite power and authority to execute and deliver this Agreement and to perform his, her or its obligations hereunder and consummate the transactions contemplated herein. This Agreement has been duly and validly executed and delivered by such Seller and, assuming that this Agreement constitutes the valid and binding agreement of the other parties hereto, constitutes the valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “General Enforceability Exceptions”).

Section 3.03    No Seller Conflicts; Consents. The execution, delivery and performance by such Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of such Seller, if any; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to such Seller; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of a material contract or other obligation of such Seller; or (d) result in the imposition or creation of any Encumbrances other than Permitted Encumbrances or Encumbrances arising from any contract or agreement entered into by Buyer upon or with respect to any of the assets owned or used by the Company.

Section 3.04    Brokers. Except as set forth on Section 3.04 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sellers.

Section 3.05    Legal Proceedings. There are no Actions pending or, to any Seller’s knowledge, threatened against or by such Seller or any Affiliate of Seller that: (a) relate to such Seller’s Membership Interests; (b) challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement; or (c) would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair such Seller’s ability to consummate the transactions contemplated by this Agreement.

Section 3.06    No Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), NO SELLER HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY SELLER OR ANY OF THEIR RESPECTIVE BUSINESSES OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES, OPERATIONS OR PROSPECTS, INCLUDING WITH RESPECT TO (A) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (B) ACCURACY AND COMPLETENESS OF ANY INFORMATION PROVIDED TO BUYER AND ITS REPRESENTATIVES (INCLUDING, FOR THIS PURPOSE, ANY INFORMATION PROVIDED BY KATTEN OR ROTHSCHILD, INC. AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN ANY DATA ROOM, MANAGEMENT PRESENTATION OR THE LIKE), AND (C) ANY ESTIMATES, PROJECTIONS OR OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS), AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. TO THE EXTENT ANY SUCH REPRESENTATION OR WARRANTY IS OR HAS BEEN MADE WHICH IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT (AS MODIFIED BY THE DISCLOSURE SCHEDULES), SUCH ARE HEREBY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedules, the Company and each Seller, jointly and severally, represent and warrant to Buyer that:

Section 4.01    Organization and Authority of the Company. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. Each other Acquired Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of such Acquired Company’s organization. The Company has all necessary company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all requisite company action on the part of the Company. The Company is not in default under or in violation of any provision of its Organizational Documents except for violations that would not be material to the Company.

Section 4.02    Execution and Enforceability. This Agreement has been duly executed and delivered by the Company, and, assuming that this Agreement constitutes the valid and binding agreement of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 4.03    Qualification of the Company. The Company and VBP (the “Acquired Companies” and each, an “Acquired Company”) have all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by each Acquired Company and to carry on their respective businesses as currently conducted. Each of the Acquired Companies is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not be material to the Acquired Companies.

Section 4.04    Capitalization.

(a)    All of the issued and outstanding membership interests of the Company are described on Section 4.04(a) of the Disclosure Schedules, all of which constitute the Membership Interests. All of the Membership Interests have been duly authorized, validly issued and are fully paid as non-assessable membership units in the capital of the Company.

(b)    Except as set forth in Section 4.04(b) of the Disclosure Schedules, there are no outstanding or authorized options, warrants, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the membership interests of any Acquired Company or obligating any Acquired Company to issue or sell any membership interests of, or any other interest in, any Acquired Company. Except as set forth in Section 4.04(b) of the Disclosure Schedules, no Acquired Company has outstanding or authorized any membership interest appreciation, phantom membership interest, profit participation or similar rights. Except as set forth in Section 4.04(b) of the Disclosure Schedules, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests. The Company has no authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote).

Section 4.05    No Subsidiaries. Except for VBP, none of the Acquired Companies owns any ownership interest in any other Person or has any right to acquire any equity securities or other securities of any Person. VBP is a wholly owned Subsidiary of the Company and all of the outstanding membership interests or other equity interests in VBP are owned by the Company.

Section 4.06    No Conflicts; Consents. The execution, delivery and performance of this Agreement by the Company, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of the Company; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company in any material respect; (c) except as set forth in Section 4.06 of the Disclosure Schedules, require the consent of, or notice to any Person; (d) result in a material violation or breach of, or constitute a material default under any Material Contract; or (e) result in the imposition or creation of any Encumbrances other than Permitted Encumbrances or Encumbrances arising from any contract or agreement entered into by Buyer upon or with respect to any of the assets owned or used by the Company. No consent of, approval from, filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and any other consents, approvals, Permits, Governmental Orders, declarations, filings or notices that, if not obtained, made or given, would not be material to the Acquired Companies or their business.

Section 4.07    Financial Statements. Copies of the audited financial statements of the Company consisting of the consolidated balance sheet of the Acquired Companies as at December 31, 2015, 2016 and 2017 and the related statements of income, members’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and the unaudited consolidated financial statements consisting of the consolidated balance sheet of the Acquired Companies as at March 31, 2018 (the “Balance Sheet”) and the related statements of income, and cash flows for the three (3) -month period then ended (together with the Balance Sheet, the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered or made available to Buyer in the Data Room. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to year-end adjustments and the absence of notes. The Financial Statements fairly present in all material respects the consolidated financial condition of the Acquired Companies as of the respective dates they were prepared and the results of the operations of the Acquired Companies for the periods indicated, all in accordance with GAAP.

Section 4.08    Undisclosed Liabilities. No Acquired Company has any liabilities, obligations or commitments (whether absolute, accrued, contingent or otherwise), except (i) those which are adequately reflected or reserved against in the Financial Statements; (ii) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date; (iii) those which are disclosed in Section 4.08 of the Disclosure Schedules; (iv) those which are not in excess of $250,000 and (v) those which consist of ordinary course future performance obligations under any contract to which an Acquired Company is a party.

Section 4.09    Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by this Agreement or as set forth in Section 4.09 of the Disclosure Schedules, from December 31, 2017 until the date of this Agreement, (a) the Acquired Companies have operated in the ordinary course of business in all material respects and (b) there has not been, with respect to the Acquired Companies, any:

(a)    (i) payment or increase of any bonuses, salaries, consulting fees, pension, welfare, fringe or other benefits, severance or termination pay or other compensation to any director, officer or employee, other than any such payments or increases in the ordinary course of business consistent with past practices, (ii) grant of new awards or amendment or modification of the terms of any outstanding awards under any Benefit Plan, (iii) action taken to accelerate the vesting or lapsing of restrictions or payment, or funding or other way of securing the payment of compensation or benefits under any Benefit Plan, (iv) change in actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (v) forgiveness of any loans or issuance of any loans other than in the ordinary course of business consistent with past practice, (vi) adoption or commencement of participation in any labor or collective bargaining agreement (in each case other than as required pursuant to the terms of any Benefit Plan in effect as of the date hereof, or as otherwise required by applicable Law);

(b)    adoption of any Benefit Plan, establishment, amendment, or termination of, or increase in benefits under, any Benefit Plan, except as required by the terms thereof;

(c)    damage to or destruction or loss of any asset or property of the Acquired Companies, whether or not covered by insurance, which has been material to the Acquired Companies, taken as a whole;

(d)    sale (other than sales in the ordinary course of business consistent with past practice), lease, transfer, license, sublicense, abandonment or other disposition of any material asset or property of the Acquired Companies or mortgage, pledge or imposition of any material lien or other Encumbrance on any such asset or property of the Acquired Companies;

(e)     payment of any dividend or other distribution other than distributions to members for tax purposes under the Company’s currently effective limited liability company agreement;

(f)      material strike, slowdown, work stoppage, lockout or other similar labor activity or dispute (whether or not covered by insurance);

(g)     capital expenditure or commitment of addition to property, plant or equipment used in the business having a value in excess of $250,000;

(h)     except as may be required by Law or GAAP, change in any material respect to any method, policy, practice procedure or principle of financial accounting;

(i)      material Tax election or any change to any material Tax election, settlement or compromise of any claim for a material Tax refund or any other audit or other proceeding in respect of material Taxes, filing of any material amended Tax Return or consent to any extension or waiver of any statute of limitations period in respect of a material amount of Taxes or material change to any method of accounting for Tax purposes;

(j)      transfer, pledge, grant issuance, sell, encumbrance or disposal of any membership interests or other securities or grant of any options, warrants, calls or other rights to purchase or otherwise acquire membership interests or other securities, except for the exercise of options;

(k)     additional Indebtedness, other than in the ordinary course of business consistent with past practice;

(l)      event, occurrence, fact, condition or change that has had a Material Adverse Effect; or

(m)    agreement by the Acquired Companies to do any of the foregoing.

Section 4.10    Material Contracts.

(a)    Section 4.10(a) of the Disclosure Schedules lists, and the Acquired Companies have delivered or made available to Buyer true and complete copies of, each of the following contracts of the Acquired Companies (collectively, the “Material Contracts”):

(i)        each agreement involving aggregate consideration in excess of $250,000 that cannot be cancelled by any Acquired Company without penalty upon ninety (90) days’ notice or less;

(ii)       all agreements that relate to the sale of any of the Acquired Companies’ assets, other than in the ordinary course of business, for consideration in excess of $250,000;

(iii)    all agreements for the purchase of goods or services, other than in the ordinary course of business, for consideration in excess of $250,000;

(iv)    all agreements entered into during the preceding three (3) years that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), other than in the ordinary course of business consistent with past practices, in each case involving amounts in excess of $250,000;

(v)    any written employment, non-competition, severance or termination agreements with any Employee, in each case involving the payment of more than $150,000 per year and which cannot be cancelled by any Acquired Company without penalty on thirty (30) days’ notice or less;

(vi)    any contract to which an Acquired Company is a party that provides for any joint venture, partnership or other similar agreement involving an Acquired Company;

(vii)    any contract prohibiting or materially limiting any Acquired Company’s ability to engage in any business, solicit or hire employees or compete anywhere in the world;

(viii)    any contract containing a “most favored nation” provision;

(ix)    each agreement with a Top Customer or Top Supplier that does not terminate or is not terminable prior to the date that is twelve (12) months within the date hereof;

(x)    each licensing agreement or other contract (other than “off-the-shelf,” “packaged,” “click-wrap,” or “shrink-wrap” license agreement) pursuant to which any Acquired Company uses any Intellectual Property, receives rights in any Intellectual Property or pursuant to which any Acquired Company has granted a third party any right in or to any Intellectual Property of any Acquired Company;

(xi)    each contract relating to Indebtedness of any Acquired Company;

(xii)    any contract which involves an agreement to make capital expenditures in excess of $250,000;

(xiii)    all collective bargaining agreements or similar agreements with any labor organization, union or association to which any Acquired Company is a party; and

(xiv)    All agreements relating to the incurrence or guarantee of Indebtedness or the making of any loans by the Company or any of its Subsidiaries, in each case, in excess of $250,000.

(b)    Except as set forth in Section 4.10(b) of the Disclosure Schedules, each of the Material Contracts and each lease (other than any office lease) is valid and binding on the Acquired Company party thereto, and, to the Knowledge of the Company, each other party thereto and is in full force and effect. No Acquired Company is in material breach of, or material default under, any Material Contract, nor, to the Knowledge of the Company, is any other party thereto.

Section 4.11    Title to Assets; Real Property.

(a)    Each of the Acquired Companies, as applicable, has good and valid (and, in the case of owned Real Property, good and fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property reflected in the Balance Sheet or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i)        those items set forth in Section 4.11(a) of the Disclosure Schedules;

(ii)       liens for Taxes (A) not yet due and delinquent or (B) being contested in good faith by appropriate procedures and for which appropriate reserves have been established in the applicable financial statements in accordance with GAAP;

(iii)      liens arising under purchase money and capital lease arrangements arising or incurred in the ordinary course of business;

(iv)      mechanics, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s or other like liens arising or incurred in the ordinary course of business;

(v)       easements, rights of way, zoning ordinances and other similar encumbrances of record affecting Real Property;

(vi)      all matters of record affecting any Real Property that would be shown on current surveys of the real estate or any standard printed exceptions as would otherwise appear on a title insurance policy;

(vii)     other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary of business;

(viii)    Encumbrances incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations;

(ix)       statutory landlords’ or warehouse liens;

(x)       non-exclusive licenses of Intellectual Property disclosed to Buyer in the Data Room; or

(xi)      Encumbrances for Indebtedness to be paid at the Closing or otherwise taken into account in the calculation of the Purchase Price.

(b)    Section 4.11(b) of the Disclosure Schedules lists the street address of each parcel of owned Real Property and such owned Real Property constitutes all of the real property used in the operation of the business of the Acquired Companies. The Acquired Companies do not lease any Real Property and the Acquired Companies have not currently leased or otherwise granted to any Person the right to use or occupy any Real Property or any portion thereof. No condemnation proceeding is pending or, to the Knowledge of the Company, threatened as to any Real Property. Each of the Acquired Companies is in peaceful and undisturbed possession of each parcel of owned Real Property and there is no contractual or legal restriction that precludes or restricts the ability to use the owned Real Property for the purposes for which it is currently being used. To the Knowledge of the Company, all buildings, fixtures and improvements attached or joined to the owned Real Property were constructed and built in compliance with all then-applicable Laws.

Section 4.12    Intellectual Property.

(a)    Section 4.12(a) of the Disclosure Schedules lists all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and domain names and applications therefor owned by or licensed exclusively to any Acquired Company (collectively, the “Company Intellectual Property”. Other than the Intellectual Property identified as licensed to the Acquired Companies, the Acquired Companies together own and possess all rights, title and interest (free of any joint ownership interest) in and to such Company Intellectual Property, free and clear of any Encumbrance except for Permitted Encumbrances.

(b)    Except as set forth in Section 4.12(b) of the Disclosure Schedules, (i) each Acquired Company’s conduct of its business is currently conducted, and has since September 2, 2014 been conducted, in a manner that does not infringe, violate or misappropriate the Intellectual Property of any Person, (ii) no Acquired Company has, since January 1, 2016, received any written claim or notice from any Person that it is engaging in any activity that infringes upon, violates or misappropriates any Intellectual Property right of such Person that has not been resolved and (iii) to the Knowledge of the Company, no Person is materially infringing, violating or misappropriating any Intellectual Property owned by or exclusively licensed to any Acquired Company.

(c)    Assuming the validity of ownership of Intellectual Property by all Persons from whom an Acquired Company licenses Intellectual Property, the Acquired Companies together own and possess or have the right to use pursuant to a valid license, sublicense, agreement, or permission all Intellectual Property necessary for or material to the operation of the business of the Acquired Companies as presently conducted.

(d)    The IT Assets are sufficient for and operate and perform in all material respects as required by the Acquired Companies to conduct the business of the Acquired Companies as conducted as of the date of this Agreement. Except as set forth in Section 4.12(d) of the Disclosure Schedules, to the Knowledge of the Company, during the prior three (3) years, no Person has gained unauthorized access to or use of any IT Assets or any data stored on any IT Asset, nor any Personal Information maintained by or on behalf of the Acquired Companies on any IT Asset.

Section 4.13    Insurance. Section 4.13 of the Disclosure Schedules sets forth a list, as of the date hereof, of all insurance policies maintained by an Acquired Company (excluding such policies that constitute or provide compensation or benefits with respect to a Benefit Plan) (collectively, the “Insurance Policies”). Such Insurance Policies are in full force and effect on the date of this Agreement and all premiums due on such Insurance Policies have been paid when due in all material respects. The Company has not received any written notice of cancellation or termination other than in connection with ordinary renewals.

Section 4.14    Legal Proceedings; Governmental Orders.

(a)    Except as set forth in Section 4.14(a) of the Disclosure Schedules, there are no Actions pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies or affecting any of their properties or assets.

(b)    Except as set forth in Section 4.14(b) of the Disclosure Schedules, there are no outstanding Governmental Orders or, to the Knowledge of the Company, no Governmental Orders threatened against any of the Acquired Companies, and no unsatisfied judgments, penalties or awards against or affecting any of the Acquired Companies or any of their respective properties or assets.

Section 4.15    Compliance with Laws; Permits.

(a)    Except as set forth in Section 4.15(a) of the Disclosure Schedules, each of the Acquired Companies is in material compliance with all Laws applicable to it or its business, properties or assets, including applicable privacy Laws. To the Knowledge of the Company, the Company has not received any notice of violation of any Laws, except as would not individually or in the aggregate, reasonably be expected to result in a material liability to the Acquired Companies, taken as a whole.

(b)    All Permits required for the Acquired Companies to conduct their business have been obtained by them and are, to the Knowledge of the Company, valid and in full force and effect. A correct and complete list of such Permits is set forth in Section 4.15(b) of the Disclosure Schedules. To the Knowledge of the Company, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any such Permit.

(c)    None of the representations and warranties contained in this Section 4.15 shall be deemed to relate to environmental matters (which are governed by Section 4.16) or Tax matters (which are governed by Section 4.19).

Section 4.16    Environmental Matters. Except as set forth in Section 4.16 of the Disclosure Schedules:

(a)    Each of the Acquired Companies is, and since September 2, 2014 has been, in compliance in all material respects with all Environmental Laws. No Acquired Company has received, in writing, from any Person any (i) Environmental Notice or Environmental Claim, or (ii) request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date. To the Knowledge of the Company, no Environmental Notice, Environmental Claim, or request for information pursuant to Environmental Law has been threatened in writing against any of the Acquired Companies.

(b)    Each of the Acquired Companies has obtained, maintained and is in material compliance with all Environmental Permits necessary for the ownership, lease, operation or use of the business or assets of the Acquired Companies. All of the Acquired Companies’ Environmental Permits are in full force and effect, and none of the Acquired Companies have received any written notice of any proposal to amend, revoke, or replace any Environmental Permit or requiring the issuance of any additional Environmental Permit to operate the business or assets of the Acquired Companies as presently conducted.

(c)    There has been no Release of Hazardous Materials by the Acquired Companies at any Real Property currently or formerly owned, operated or leased by the Acquired Companies, or any Real Property where Hazardous Materials generated by the Acquired Companies has come to be located, which could reasonably be expected to result in liability to the Acquired Companies under Environmental Law, and none of the Acquired Companies has received an Environmental Notice that any Real Property currently or formerly owned, operated or leased in connection with the business of the Acquired Companies has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of or liability under Environmental Laws or any Environmental Permit by, any of the Acquired Companies.

(d)    None of the following exists on, at or under any of the Real Property except as in compliance, in all material respects, with Environmental Laws: (i) underground storage tanks, (ii) materials or equipment containing polychlorinated biphenyls, (iii) materials or equipment containing asbestos-containing material in any form or condition, or (iv) landfills or surface impoundments.

(e)    The Acquired Companies have delivered to Buyer true, correct, and complete copies of all Phase I Environmental Site Assessment reports or Phase II reports in the possession or control of the Acquired Companies.

(f)    The representations and warranties set forth in this Section 4.16 are the Company’s sole and exclusive representations and warranties regarding environmental matters and liabilities related thereto.

Section 4.17    Employee Benefit Matters.

(a)    Section 4.17(a) of the Disclosure Schedules contains a list of each retirement, employment, incentive, stock option, restricted stock, stock appreciation right, phantom equity, equity-based, change in control, severance, vacation, paid time off, welfare and fringe-benefit agreement, plan, policy and program, including “employee benefits plans” within the meaning of Section 3(3) of ERISA, currently in effect and covering current or former Employees of the Acquired Companies, current or former directors of the Acquired Companies, or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, or contributed to by the Acquired Companies, or with respect to which any potential liability is borne by the Acquired Companies (each, a “Benefit Plan”).

(b)    Each Benefit Plan has been operated and administered in accordance with its terms and complies with all applicable Laws (including ERISA and the Code) in all material respects. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) (i) has received a favorable determination letter from the Internal Revenue Service, or (ii) with respect to a master/prototype or volume submitter plan, can rely on an opinion or advisory letter from the Internal Revenue Service to the master/prototype or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan, in form, is in its standard form so qualified and that such master/prototype or volume submitter plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code.

(c)    None of the Acquired Companies nor any ERISA Affiliate sponsors, and none of the Acquired Companies nor any ERISA Affiliate has sponsored within the last six (6) years, a “defined benefit plan” (as defined in Section 3(35) of ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(d)    No non-exempt “prohibited transaction,” (as defined in Section 4975 of the Code) or other transaction has occurred with respect to any of the Benefit Plans that would subject the Acquired Companies to any material Tax or penalty imposed by Section 409 or 502(i) of ERISA or Section 4975 or 4976 of the Code.

(e)    None of the Acquired Companies or any ERISA Affiliate maintains, contributes to or has any obligation to contribute to, or, in the last six (6) years has maintained, contributed to, or been obligated to contribute to any “multiemployer plan” (as defined in Section 3(37) of ERISA) subject to Title IV or ERISA. No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(f)    Copies of the most recent versions of each of the Benefit Plans and related trust documents, summary plan description, a written description of the Benefit Plan if such plan is not set forth in a written document, and favorable Internal Revenue Service determination, opinion and advisory letters, if applicable, have been furnished or made available to Buyer or its representatives in the Data Room or otherwise, along with the most recent report filed on Form 5500 and most recent actuarial report.

(g)    Other than as required under Section 4980B of the Code or other applicable Law, no Benefit Plan provides retiree or post-employment medical, disability or life insurance benefits or coverage.

(h)    Except as set forth in Section 4.17(h) of the Disclosure Schedules: (i) there is no pending or, to the Knowledge of the Company, threatened action relating to a Benefit Plan (other than routine claims for benefits); and (ii) no Benefit Plan has, within the three (3) years prior to the date hereof, been the subject of an audit by a Governmental Authority.

(i)    Except as set forth in Section 4.17(i) of the Disclosure Schedules, neither the execution and delivery of this Agreement or approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Acquired Companies to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, or (iii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j)    None of the Acquired Companies has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(k)    The representations and warranties set forth in this Section 4.17 are the Company’s sole and exclusive representations and warranties regarding employee benefit matters and liabilities related thereto.

Section 4.18    Employment Matters.

(a)    No Acquired Company is a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its Employees. In the last three (3) years, there has not been, nor, to the Knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting any of the Acquired Companies. No union, collective bargaining representative, labor organization or works council has been certified as representing the Employees of any Acquired Company, and, to the Company’s Knowledge, no organizational attempt has been made or threatened by or on behalf of any labor union, collective bargaining unit, labor organization, works council or similar organization with respect to any Employees of an Acquired Company.

(b)    Each of the Acquired Companies is in compliance in all material respects with all applicable Laws pertaining to labor, employment and employment practices, wages and hours and occupational safety and health to the extent they relate to Employees of the Acquired Companies. Except as set forth in Section 4.18(b) of the Disclosure Schedules, there are no Actions against any of the Acquired Companies pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of the Acquired Companies, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment-related matter arising under applicable Laws.

(c)    The representations and warranties set forth in this Section 4.18 are the Company’s sole and exclusive representations and warranties regarding labor and employment matters and liabilities related thereto.

Section 4.19    Taxes.

(a)    Except as set forth in Section 4.19 of the Disclosure Schedules:

(i)    The Acquired Companies have timely filed with the applicable Governmental Authority (taking into account any valid extensions) all material Tax Returns required to have been filed by the Acquired Companies. Such Tax Returns are true, complete and correct in all material respects. All Taxes due and owing by the Acquired Companies have been paid or accrued, and all estimated Taxes necessary for the Acquired Companies to avoid any underpayment penalties or interest have been timely paid.

(ii)    No Acquired Company has executed any outstanding waiver of any statute of limitations for, or extension of, the period for the assessment or collection of any material Tax, in each case, which period has not yet expired.

(iii)    There are no ongoing or, to the Company’s Knowledge, threatened, Actions or audits, examinations, investigations or other proceedings concerning Taxes by any Governmental Authority against any of the Acquired Companies. No written claim has been received by any of the Acquired Companies from any Governmental Authority in a jurisdiction where such Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction.

(iv)    No Acquired Company is a party to any Tax sharing agreement, Tax indemnity or similar agreement (other than any agreement entered into in the ordinary course of business, the principal purpose of which is not related to Taxes).

(v)    All Taxes which any of the Acquired Companies is obligated to withhold from amounts paid to any employee, creditor or third party have been paid to the applicable Governmental Authority or accrued.

(vi)    No Acquired Company is liable for (A) Taxes of any predecessor or (B) Taxes of any other Person (except for the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee.

(vii)    No Acquired Company has been a party to a transaction that is classified as a “reportable transaction,” within the meaning of Treasury Regulations Section 1.6011-4(b).

(viii)    There are no Encumbrances for Taxes (other than Encumbrances for Taxes not yet due and payable or for Taxes that are being contested in good faith and for which appropriate provision has been made on the Financial Statements) on any assets of the Acquired Companies.

(ix)    The Acquired Companies will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date and made prior to the Closing, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) entered into with any Tax authority prior to Closing, (iii) prepaid amount received on or prior to the Closing Date, (iv) installment sale or other open transaction disposition made on or prior to the Closing Date or (v) election by an Acquired Company under Section 108(i) of the Code (or any similar provision of state, local or foreign Tax Law).

(x)    None of the Sellers (or such Seller’s disregarded parent if such Seller is a disregarded entity) is a foreign person under Section 1445 of the Code.

(xi)    No Acquired Company has made an election under Treasury Regulations Section 301.7701-3 or any similar provision of applicable state, local or foreign Tax law.

(xii)    No election has been made with respect to the Company under Section 1101(g)(4) of the BBA to apply Subchapter C of Chapter 63 of the Code (Sections 6221 et seq. as enacted by the BBA) to any taxable year beginning before January 1, 2017, and no similar election has been made with respect to the Acquired Companies under any corresponding provisions of state or local law.

(b)    Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties set forth in Section 4.07, Section 4.17 (to the extent related to Taxes) and this Section 4.19 are the Company’s sole and exclusive representations and warranties regarding Taxes, Tax Returns and other Tax matters and liabilities related thereto.

Section 4.20    Related Party Transactions. Except as set forth in Section 4.20 of the Disclosure Schedules, no employee, officer, director, holder of securities or Affiliate of any of the Acquired Companies, and no entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with any of the Acquired Companies or has any interest in any property, tangible or intangible, used by any of the Acquired Companies (except that nothing contained in this Section 4.20 will be breached by, or require disclosure in the Disclosure Schedules related to, any Person’s ownership of any passive investment of three percent (3%) or less of the outstanding shares of capital stock of any publicly traded corporation).

Section 4.21    Customers and Suppliers. Section 4.21 of the Disclosure Schedules sets forth a true and complete list of the top ten (10) customers by revenue (the “Top Customers”) and top ten (10) suppliers by amount spent (the “Top Suppliers”) of the Acquired Companies, taken as a whole, each for calendar year 2017. Since January 1, 2017, no such Top Customer or Top Supplier has canceled or, to the Knowledge of the Company, has threatened to cancel, materially modify or otherwise terminate its relationship with the applicable Acquired Company.

Section 4.22    Brokers. Except as set forth on Section 4.22 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sellers or the Company.

Section 4.23    Products and Product Liability.

(a)    There are no written statements, citations or decisions by any Governmental Authority specifically stating that any product produced and sold or distributed by or on behalf of any Acquired Company on or before the effective date of this Agreement is defective or unsafe or fails to meet any standard promulgated by any such Governmental Authority in any material respect. For the past 5 years there have been no recalls ordered by any such Governmental Authority or any voluntary recalls by any Acquired Company with respect to any such product.

(b)    All products produced and sold or distributed by or on behalf of any Acquired Company are (i) free from defects in design, materials and workmanship, (ii) in conformity with the specifications therefor, and (iii) of merchantable quality and fit for their intended purpose, in each case, except as would not result in a material liability to the Acquired Companies taken as a whole.

Section 4.24    Anti-Corruption and Anti-Bribery Laws.

(a)    During the three (3) years preceding the date of this Agreement, none of the Acquired Companies nor, to the Knowledge of the Company, any of their respective directors, officers, or employees acting for or on behalf of the Acquired Companies has, directly or indirectly, in connection with the business of the Acquired Companies:

(i)    improperly made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, for the purpose of (A) influencing any act or decision of such government official, candidate, party or campaign, (B) inducing such government official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage;

(ii)    paid, offered, or promised to pay or offer any unlawful payment of any nature; or

(iii)    otherwise violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., or any other applicable anti-bribery law in any material respect.

For purposes of this Section 4.24, “government official” includes any officer or employee of a government or any department, agency or instrumentality thereof (including wholly or partially owned enterprises or institutions), or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality, or for or on behalf of any such public international organization.

(b)    No investigation or review by any Governmental Authority with respect to the Acquired Companies, in each case in respect of the business of the Company, is pending or, to the Knowledge of the Company, threatened. None of the Acquired Companies has received any written notice or communication of any currently existing noncompliance by any of the Acquired Companies in any material respect with any applicable Law that has not been cured as of the date of this Agreement except with respect to such noncompliance which would not reasonably be expected to be, individually or in the aggregate, result in a material liability to the Acquired Companies, taken as a whole, or otherwise reasonably be expected to interfere in any material respect with the conduct of business of the Acquired Companies, as presently conducted.

Section 4.25    No Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), NO ACQUIRED COMPANY NOR ANY SELLER HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY ACQUIRED COMPANY OR ANY OF THEIR RESPECTIVE BUSINESSES OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES, OPERATIONS OR PROSPECTS, INCLUDING WITH RESPECT TO (A) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (B) ACCURACY AND COMPLETENESS OF ANY INFORMATION PROVIDED TO BUYER AND ITS REPRESENTATIVES (INCLUDING, FOR THIS PURPOSE, ANY INFORMATION PROVIDED BY KATTEN OR ROTHSCHILD, INC. AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN ANY DATA ROOM, MANAGEMENT PRESENTATION OR THE LIKE), AND (C) ANY ESTIMATES, PROJECTIONS OR OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS), AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. TO THE EXTENT ANY REPRESENTATION OR WARRANTY IS OR HAS BEEN MADE WHICH IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT (AS MODIFIED BY THE DISCLOSURE SCHEDULES), SUCH ARE HEREBY DISCLAIMED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Company and Sellers that:

Section 5.01    Organization and Authority of Buyer. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. Buyer has all necessary limited liability company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Buyer.

Section 5.02    Execution and Enforceability. This Agreement has been duly executed and delivered by Buyer, and, assuming that this Agreement constitutes a valid and binding agreement of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions.

Section 5.03    No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Organizational Documents of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices that, if not obtained, made or given, would not reasonably be expected to have a material effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 5.04    Investment Purpose. Buyer is acquiring the Membership Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Membership Interests are not registered under the Securities Act of 1933, as amended, or any other applicable securities Laws, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to applicable securities Laws and regulations. Buyer is able to bear the economic risk of holding the Membership Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.05    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or an Affiliate of Buyer.

Section 5.06    Financing. Concurrently with the execution of this Agreement, Buyer has delivered to the Company correct and complete copies of (a) executed equity commitment letters addressed to Buyer, dated as of the date hereof (the “Equity Commitment Letters”), from Ontario Teachers’ Pension Plan Board and Ares Corporate Opportunities Fund IV, L.P. (the “Equity Financing Sources”) to provide equity financing in an aggregate amount to fund the Purchase Price (the “Equity Financing”), and (b) an executed debt commitment letter, dated as of the date hereof (the “Debt Commitment Letter”), from Jefferies Finance LLC and Barclays Bank PLC (the “Debt Financing Sources”) providing the terms and conditions upon which the Debt Financing Sources have committed to provide debt financing in amount set forth in the Debt Commitment Letter, to fund a portion of the Purchase Price (the “Debt Financing,” and together with the Equity Financing, the “Financing”). The Company and the Sellers are express third-party beneficiaries of the Equity Commitment Letter. The Equity Commitment Letters and the Debt Commitment Letter in the form so delivered are, as to Buyer, and to the knowledge of Buyer, the other parties thereto, in full force and effect and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by the General Enforceability Exceptions. Such Equity Commitments and Debt Commitments have not been withdrawn, terminated or otherwise amended or modified in any respect. Assuming the accuracy of the representations and warranties set forth in Article III and Article IV, no event has occurred that, with or without notice, lapse of time or both, constitutes a default or breach on the part of Buyer under any term or condition of the Equity Commitment Letters or the Debt Commitment Letter. The Equity Commitment Letters and the Debt Commitment Letter (together with the fee letter referred to therein) constitute, as of the date hereof, the entire and complete agreement between the parties thereto with respect to the financings contemplated thereby, and, except as set forth, described or provided for in the Equity Commitment Letters and the Debt Commitment Letter, (i) there are no (A) conditions precedent to the obligation of the Equity Financing Source to fund the Equity Financing or (B) conditions precedent to the obligation of the Debt Financing Sources to provide the Debt Financing, and (ii) there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the transactions contemplated by this Agreement to which Buyer or any of its Affiliates is a party that would permit the Equity Financing Source or the Debt Financing Sources to reduce the total amount of the Equity Financing or the Debt Financing, respectively, or impose any additional conditions precedent to the availability of the Equity Financing or Debt Financing, respectively. Buyer has fully paid any and all commitment fees, if any, or other fees required by the Debt Commitment Letter to be paid as of the date hereof. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article III and Article IV, Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the funding contemplated in the Financing will not be made available to Buyer on a timely basis in order to consummate the transactions contemplated by this Agreement. Assuming the accuracy of the representations and warranties set forth in Article III and Article IV, the Financing will be sufficient to (a) pay the Purchase Price in accordance with the terms hereof; (b) refinance or repay in full the Estimated Indebtedness; and (c) pay in full all fees, costs and expenses payable by Buyer in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 5.07    Solvency. Immediately after giving effect to the transactions contemplated hereby, assuming the accuracy of the representations and warranties set forth in Article III and Article IV and the reasonableness of the assumptions used to prepare the Company’s most recent projections and forecasts made available to Buyer, Buyer and its Subsidiaries (including the Acquired Companies) on a consolidated basis shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of any of Buyer and the Company. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured. For the purposes of this Section 5.07, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

Section 5.08    Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 5.09    Independent Investigation; No Reliance. In connection with its investment decision, Buyer or its representatives have inspected and conducted such reasonable independent review, investigation and analysis (financial and otherwise) of the Acquired Companies as desired by Buyer and has evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the transactions contemplated by this Agreement. The purchase of the Membership Interests by Buyer and the consummation of the transactions contemplated hereby by Buyer are not done in reliance upon any Buyer’s use of or reliance on any Extra-Contractual Information, including any implied warranty of merchantability or of fitness for a particular purpose. Buyer has been given the opportunity to ask questions of the Acquired Companies in connection with its due diligence investigation, and, to Buyer’s knowledge, such questions have been answered to Buyer’s satisfaction.

ARTICLE VI

COVENANTS

Section 6.01    Conduct of Business Prior to the Closing.

(a)    From the date hereof until the Closing, except as otherwise required by this Agreement or consented to in writing by Buyer, Sellers shall, and shall cause the Company to: (i) conduct the business of the Company in all material respects in the ordinary course of business; and (ii) use commercially reasonable efforts to maintain and preserve intact the current organization and business of the Company, including the relationships with customers, suppliers, distributors, creditors and others having significant business relationships with the Company. From the date hereof until the Closing, except as otherwise required by this Agreement, set forth in Section 6.01 of the Disclosure Schedules or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall not, and shall cause the Company not to take any action that would cause the representation contained in Section 4.09 not to be true at any time between the date of this Agreement and the Closing Date.

(b)    From the date hereof until the Closing, except as otherwise required by this Agreement, set forth in Section 6.01 of the Disclosure Schedules or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall not, and shall cause the Company not to:

(i)        transfer, pledge, grant issue, sell, encumber or dispose, or authorize the issuance, sale, pledge, disposition, grant or transfer of any membership interests or other securities of the Company or any of the Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire membership interests or other securities of the Acquired Companies, except for the exercise of options;

(ii)       effect a recapitalization, reclassification or like change in capitalization;

(iii)      amend the Organizational Documents;

(iv)      acquire assets outside of the ordinary course of business from any other Person for consideration in excess of $250,000 in a single transaction or $2,000,000 in the aggregate;

(v)       other than in the ordinary course of business consistent with past practice, cancel or compromise any material Indebtedness or claim owing to the Acquired Companies or waiver of any material rights;

(vi)      make any loans, advances, guarantees or capital contributions to or investment in any Person (other than any Acquired Company) in excess of $1,000 with respect to any Person and $50,000 in the aggregate;

(vii)     subject any of the properties or assets (whether tangible or intangible) of the Acquired Companies to any Encumbrance, except for Permitted Encumbrances and in the ordinary course of business consistent with past practice;

(viii)    other than in the ordinary course of business consistent with past practice, enter into any contract that would have been a Material Contract or lease for Real Property had it been entered into prior to the date of this Agreement or materially amend, materially modify or terminate (prior to its expiration) any Material Contract or lease for Real Property;

(ix)      settle any Action for an amount in excess of $250,000 in the aggregate;

(x)       merge or consolidate with any Person; or

(xi)      agree to do any of the foregoing.

(c)    Nothing contained in this Agreement shall give Buyer, directly or indirectly, any rights to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business, assets and operations.

Section 6.02    Employees; Benefit Plans.

(a)    With respect to any employee benefit plan sponsored, maintained, contributed to or otherwise made available by Buyer or its Subsidiaries to their respective employees (collectively, “Buyer Benefit Plans”) in which any Employee who remains employed by an Acquired Company immediately after the Closing (“Company Continuing Employees”) will be eligible to participate after the Closing, Buyer shall, and shall cause its Subsidiaries to, recognize all service of the Company Continuing Employees with the Acquired Companies or any of their Subsidiaries, as the case may be, as if such service were with Buyer, for all purposes in any Buyer Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent that such recognition would result in a duplication of benefits.

(b)    Buyer shall, and shall cause its Subsidiaries to, (a) cause to be waived any waiting periods, evidence of insurability requirements, or pre-existing condition limitations and similar limitations under Buyer Benefit Plans to the extent waived or satisfied by a Company Continuing Employee under any Benefit Plan and (b) give (or cause to be given) credit for amounts paid by a Company Continuing Employee and his or her dependents under a corresponding Benefit Plan prior to the Closing Date and in the same plan year as that in which the Closing Date occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums under Buyer Benefit Plans as though such amounts had been paid in accordance with the terms and conditions of such Buyer Benefit Plan. Buyer shall, and shall cause the Company to, honor all periods of vacation leave, sick leave, personal days, holidays and other similar periods of leave of Company Continuing Employees as of the Closing Date to the extent accrued on the Closing Balance Sheet.

(c)    Prior to the Closing Date, if requested by Buyer in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall resolve to terminate the Company’s 401(k) Savings Plan (the “Company 401(k) Plan”) effective immediately prior to the Closing Date. In the event that Buyer requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Buyer with duly adopted resolutions providing for such termination not later than the day immediately preceding the Closing Date, and (ii) the Buyer shall, to the Company’s reasonable satisfaction, take any and all actions as may be required, including amending the Company 401(k) Plan and/or the defined contribution plan maintained by Buyer that is intended to comply with Code Section 401(k) (the “Buyer 401(k) Plan”), to permit each Company Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed or distributable to such Company Continuing Employee from the Company 401(k) Plan to the Buyer 401(k) Plan, including any outstanding plan loans.

(d)    This Section 6.02 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.02, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.02. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.02 shall not create any right in any Employee or any other Person to any continued employment with the Company, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

Section 6.03    Taxes.

(a)    Responsibility for Filing Tax Returns

(i)    Between the date of this Agreement and the Closing Date, Sellers shall, or shall cause each of the Acquired Companies to, prepare and file, on a timely basis, all Tax Returns that are required to be filed by such Acquired Company (taking account of extensions) prior to the Closing Date and shall cause the Acquired Companies to timely pay all Taxes required to be paid by the Acquired Companies (and Sellers shall be entitled to any Tax refunds) with respect thereto.

(ii)    The Seller Representative shall prepare or cause to be prepared and timely file or cause to be timely filed all income Tax Returns of the Acquired Companies for all taxable periods ending on or prior to the Closing Date that are required to be filed after the Closing Date (including, for the avoidance of doubt, IRS Form 1065 and any corresponding state and local tax forms required to be filed by the Company with respect to the taxable period ending on the Closing Date). To the extent such Tax Returns are legally required to be filed by any of the Acquired Companies or Buyer, Buyer shall, or shall cause, such Tax Returns to be timely filed as prepared by the Seller Representative.

(iii)    With respect to Tax Returns filed or required to be filed by the Acquired Companies after the date hereof for taxable periods ending on or prior to the Closing Date with respect to which Buyer or the Acquired Companies may reasonably be expected (directly or indirectly) to have liability (including as a result of any adjustments to such Tax Returns) following the Closing, (A) such Tax Returns shall be prepared on a basis consistent with existing procedures and practices and accounting methods of the Acquired Companies (unless otherwise required by applicable Law), (B) the Sellers or Seller Representative, as applicable, shall provide Buyer at least thirty (30) days to review and comment on each such Tax Return prior to it being filed and (C) the Sellers or Seller Representative, as applicable, shall incorporate reasonable comments from Buyer on such Tax Returns and (D) no such Tax Return shall be filed without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 6.03(a)(iii), Buyer shall have none of the rights set forth in this Section 6.03(a)(iii) with respect to the U.S. Federal income Tax Returns of the Acquired Companies.

(b)    Tax Treatment. Buyer and Sellers acknowledge that the purchase and sale of the Membership Interests pursuant to this Agreement shall be treated for U.S. federal income Tax purposes (and applicable state and local income Tax purposes, to the extent permitted by applicable Law) as a transaction described in Revenue Ruling 99-6 (Situation 2). No party shall take any position inconsistent with such treatment on any Tax Return, in any audit or proceeding before any Governmental Authority, in any report made for Tax purposes, or otherwise, unless required to do so by a final “determination” (within the meaning of Section 1313(a) of the Code). As a result, Sellers and the Seller Representative agree and acknowledge that the federal income Tax Return of the Company for the taxable period ending on the Closing Date shall be filed as “final”.

(c)    Tax Allocation

(i)    The sum of the Purchase Price and all other items required to be taken into account for U.S. federal income tax purposes with respect to the purchase and sale of the Membership Interests pursuant to this Agreement (including, without limitation, the liabilities of the Acquired Companies) (collectively, the “Total Tax Consideration”) shall be allocated among the assets of the Acquired Companies as set forth on Exhibit C, which is intended to be in accordance with Section 751, 755 and 1060 of the Code and the applicable Treasury Regulations, and any applicable state, local and foreign Tax Law (the “Tax Allocation Statement”). The Tax Allocation Statement as attached hereto shall be final and binding on the parties hereto, other than for those components which are finally determined in the final determination of Final Working Capital Surplus or Final Working Capital Deficiency, which such amounts, as so finally determined, shall be final and binding upon the parties hereto. In the event that any adjustment to the aggregate purchase price is paid between the parties pursuant to the terms of this Agreement (or there is otherwise an adjustment to the Total Tax Consideration hereunder), Buyer shall promptly provide the Seller Representative a revised Tax Allocation Statement and the principles of this Section 6.03(c) shall apply to each revised Tax Allocation Statement. In the event that any adjustment to the aggregate purchase price is paid between the parties pursuant to the terms of this Agreement (or there is otherwise an adjustment to the Total Tax Consideration hereunder), Buyer shall promptly provide the Seller Representative a revised Tax Allocation Statement and the principles of this Section 6.03(c) shall apply to each revised Tax Allocation Statement.

(ii)    Buyer, Sellers and their respective Affiliates shall, unless otherwise required by a final “determination” (within the meaning of Section 1313(a) of the Code), (A) prepare and file all Tax Returns, including all IRS Forms 8594 and any other appropriate Tax Returns or forms, in a manner consistent with the Tax Allocation Statement, as finally determined pursuant to this Section 6.03(c) and (B) take no position in any Tax Return, proceeding, audit or otherwise that is inconsistent with the Tax Allocation Statement, as finally determined pursuant to this Section 6.03(c) (in each case, subject to adjustment in accordance with this

Section 6.03(c) in the event of any adjustment to the Total Tax Consideration). In the event that any of the allocations set forth in the Tax Allocation Statements are disputed by any Governmental Authority, the party receiving notice of such dispute shall promptly notify and consult with the other party concerning the resolution of such dispute.

(d)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees.

(e)    Cooperation on Tax Matters. Sellers and Buyer shall (and Buyer shall cause the Acquired Companies to) (i) reasonably assist in the preparation and timely filing of any Tax Return of the Acquired Companies, (ii) reasonably assist in any audit or other proceeding with respect to the Tax Returns or Taxes of the Acquired Companies, (iii) make available any information, records or other documents relating to any Taxes or Tax Returns of the Acquired Companies reasonably requested in writing, and (iv) provide any information reasonably required and reasonably requested in writing to allow Sellers, Buyer, and the Acquired Companies to comply with any information reporting contained in the Code or other applicable Laws.

(f)    Treatment of Certain Payments. To the extent permitted by applicable Law, for income tax purposes, the parties agree that all deductions with respect to (i) the Company Transaction Costs, (ii) all other deductible expenses of any of the Acquired Companies that are related to the transactions contemplated by this Agreement, but solely to the extent paid or accrued (and included in the calculation of the Final Purchase Price) on or before the Closing and (iii) without duplication, capitalized debt acquisition costs in respect of Indebtedness of the Company that is repaid on or prior to the Closing, shall be treated as deductions of the Acquired Companies allocable to the period ending on the Closing Date. The parties agree to prepare and file all Tax Returns in a manner consistent with such treatment and take no position in any Tax Return, proceeding, audit or otherwise that is inconsistent with such treatment.

(g)    Alternative Procedure for Pre-Closing Audits. With respect to any Action, audit or examination with respect to a taxable period ending on or before the Closing Date, Buyer shall have the right to cause the Company to elect the application of Section 6226 of the Code (as enacted by the BBA, including any amended or successor version thereof and any regulations or guidance promulgated thereunder) including the right to cause the Company to provide the statements to former members of the Company and to the IRS provided for in Section 6226(a)(2) of the Code, and Buyer shall have the right to make or cause the Company to make any similar elections available under applicable state or local Tax Law, and Sellers shall take all actions and provide all information reasonably requested by Buyer in order for any such election to be effective, including provision of information for preparation of the statements provided for by Section 6226(a)(2) (or any similar requirement under applicable state or local Tax Law); provided, however, that in any case where Buyer exercise any rights under this Section 6.03(g), the Seller Representative shall have the right to control the defense of such Action, audit or examination.

(h)    Survival. For the avoidance of doubt, the covenants of Sellers (including any obligations of the Seller Representative) in this Section 6.03 shall survive the Closing until ninety (90) days following the expiration of all relevant statutes of limitations.

(i)    Purchase Price Adjustment. Buyer and Seller agree to treat any amounts payable after the Closing by Sellers to Buyer (or by Buyer to Sellers) pursuant to this Agreement (including, for the avoidance of doubt, adjustment payments made pursuant to Section 2.05(d) and any indemnification and other payments made pursuant to Article VIII) as an adjustment to the Total Tax Consideration, unless otherwise required by applicable Laws.

Section 6.04    Financing Related Cooperation; Debt Financing.

(a)    Prior to the Closing Date, the Company will, and will cause each other Acquired Company and its and their officers, directors, employees, accountants, consultants, investment bankers, agents and other non-legal advisors and representatives to use its and their reasonable best efforts to provide, upon the reasonable request of Buyer, cooperation that is reasonably requested by Buyer in connection with the arrangement, obtaining and syndication of the Debt Financing by Buyer in respect of the transactions contemplated by this Agreement. Such cooperation shall include without limitation: (i) causing the senior officers of the Acquired Companies to participate in a reasonable number of meetings with prospective lenders and investors, presentations, sessions with rating agencies or and other customary syndication activities; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, bank information memoranda and similar customary documents reasonably required in connection with the Debt Financing; (iii) to the extent not prohibited or restricted under applicable Law or any contract of the Company, facilitating the pledging of collateral, provided that no pledge shall be effective until the effective time of the Closing; (iv) furnishing on a confidential basis to Buyer and its financing sources as promptly as reasonably practicable, such historical financial and other customary documents reasonably required in connection with the Debt Financing and providing customary representation and authorization letters in connection with the marketing materials; (v) executing and delivering any credit agreements, pledge and security documents, guarantees, hedging agreements, certificates of the chief financial officer of any of the Acquired Companies with respect to solvency matters, customary closing certificates and any other certificates, letters and documents as may be reasonably requested by Buyer to be effective at Closing; (vi) assisting in the negotiation of any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Debt Financing, including those set forth under clause (v) above; (vii) cooperating with Buyer’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing, including coordinating with any local or internal counsel of the Acquired Companies; (vii) (A) permitting the Debt Financing Sources and other prospective lenders involved in the Debt Financing to conduct collateral audits and appraisals and evaluate the Acquired

Companies’ current assets, receivables, inventory, cash management and accounting systems, and policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing (and providing all relevant information or documentation reasonably requested in connection therewith) and (B) assisting Buyer to establish or maintain, for the Acquired Companies, in connection with the delivery of a “borrowing” base certificate and the Debt Financing cash management procedures and bank accounts; (ix) furnishing to Buyer and its Financing Sources (i) unaudited financial statements for the fiscal quarter ended March 31, 2018 and unaudited financial statements for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date and (ii) as promptly as reasonably practicable any financial statements identified the Debt Commitment Letter and such other financial and other pertinent information regarding the Acquired Companies as may be reasonably requested by Buyer (it being understood and agreed that the Company shall not be required to provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (or otherwise prepare pro forma financial information or post-Closing financial information)); (x) requesting that the administrative agent and/or collateral agent under the Existing Credit Agreement provide a payoff letter in respect thereof and related lien terminations and instruments of discharge in respect thereof; (xi) assisting Buyer in obtaining corporate or credit facility ratings from rating agencies; (xii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available on the Closing Date; and (xiii) not less than three (3) Business Days prior to the Closing Date, providing Buyer all documentation and other information with respect to the Acquired Companies as shall have been reasonably requested in writing by Buyer at least nine (9) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001; provided, that, notwithstanding anything in this Agreement to the contrary, no Acquired Company shall be required to provide cooperation under this Section 6.04 that: (i) unreasonably interferes with the ongoing business of the Acquired Companies; (ii) causes any representation or warranty of the Company or Sellers in this Agreement to be breached; (iii) causes any closing condition set forth in Article VII to fail to be satisfied or otherwise causes the breach of this Agreement or any Material Contract by the applicable Acquired Company party thereto; (iv) be required to commit to taking any action that is not contingent upon the Closing and (v) be required to take any action that would conflict with, violate or result in a breach of or default under any organizational documents of any of the Acquired Companies or any Law.

(b)    In no event shall any Acquired Company be required to pay any commitment or similar fee or incur any liability or expense in connection with assisting Buyer in arranging the Debt Financing or as a result of any information (excluding historical information referenced in clause (ii)(B) of this Section 6.04(b)) provided by the Acquired Companies or any of their Affiliates or representatives in connection therewith, except to the extent required to be indemnified or reimbursed by Buyer pursuant to this Section 6.04(b). Buyer shall, from and after the Closing or after the termination of this Agreement pursuant to Section 9.01, (i) promptly upon request by the Company reimburse the Company for all reasonably and documented out of pocket costs incurred in good faith by the Acquired Companies in connection with such cooperation and (ii) indemnify and hold harmless the Acquired Companies and their Affiliates and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing or providing any of the information utilized in connection therewith. Notwithstanding the foregoing, Buyer shall not be obligated to indemnify the Acquired Companies and their Affiliates and representatives for any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arose out of or result from: (A) the gross negligence, bad faith or willful misconduct of any of the Acquired Companies; or (B) historical information furnished by or on behalf of the Acquired Companies, including financial statements. The Company hereby consents to the use of the logos of the Acquired Companies in connection with the Debt Financing contemplated by the Debt Commitment Letter; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies.

(c)    Buyer shall obtain the Equity Financing contemplated by the Equity Commitment Letter upon satisfaction or waiver of the conditions to the Closing set forth in Article VII. Buyer shall not permit any amendment or modification to be made to, or grant any waiver of any provision or remedy under, the Equity Commitment Letter without the prior written consent of the Company. For purposes of this Section 6.04, the definitions of “Debt Commitment Letter,” “Equity Commitment Letters,” “Debt Financing,” “Equity Financing,” and “Financing” shall include the commitments in respect of any alternative financing or the documents related thereto, as applicable. Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing. Buyer shall provide notice to the Company promptly upon receiving the Debt Financing and shall furnish correct and complete copies of the definitive agreements with respect thereto to the Company promptly upon their execution.

(d)    Buyer shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in the Debt Commitment Letter or the Equity Commitment Letters or in any definitive agreement related to the financings contemplated therein.

Section 6.05    Non-Competition; Non-Solicitation.

(a)    Subject to Section 6.05(e), each of the Restricted Sellers shall not, on their own behalf or on behalf of or in connection with any other Person, as principal, agent, shareholder, lender, investor, advisor, employee or consultant, during the period commencing on the Closing Date and ending three (3) years after the Closing Date (the “Restricted Term”) and within all or any part of the United States and Canada (the “Territory”):

(i)    directly or indirectly carry on, engage in or participate in the business of producing, selling or distributing any products which are in competition with those produced, sold or distributed by any Acquired Company determined as of the Closing Date, including, without limitation, trim, fascia, soffit, column wraps, decorative moulding and other similar building and surface applications composed or made from cellular pvc or any material that competes with cellular pvc during the Restricted Term (a “Competitive Business”), in all or any part of the Territory; or

(ii)       have any direct or indirect interest in or with any Person, including any partnership or joint venture, if any part of the activities of such Person consists of carrying on, engaging in or participating in a Competitive Business.

(b)    Subject to Section 6.05(e), each of the Sellers shall not, during the Restricted Term, directly or indirectly, on its or their own behalf or on behalf of or in connection with any other Person, in any capacity whatsoever:

(i)        offer employment to or solicit the employment or engagement of or otherwise entice away from employment with any Acquired Company any Key Employee whether or not any such Key Employee would commit any breach of his or her contract or terms of employment by leaving the employ of any Acquired Company; or

(ii)       procure or assist any Person to offer employment or solicit the employment or engagement of or otherwise entice away from employment with any Acquired Company any such Key Employee,

provided, that the foregoing restrictions shall not apply to prohibit any advertisement for employment that is available to the public in general, whether by publication in the printed media or otherwise, that is not specifically directed or targeted at any Key Employee (but shall apply in respect of any Key Employee responding to any such advertisement).

(c)    Each of the Restricted Sellers shall not, during the Restricted Term, directly or indirectly, on its or their own behalf or on behalf of or in connection with any other Person, in any capacity whatsoever, call on or solicit any of the customers, suppliers, designers or clients of any Acquired Company for the purpose of competing with any Acquired Company.

(d)    The Sellers agree that:

(i)        the covenants in this Section 6.05 are reasonable in the circumstances and are necessary to protect the Buyer;

(ii)       any breach or threatened breach by the Sellers of any of the applicable provisions of this Section 6.05 would cause serious and irreparable harm to the Buyer which could not adequately be compensated for in damages, as a result, in addition to any other remedies at law or in equity, the Buyer shall be entitled to seek equitable relief, including injunctive relief and specific performance for any such breach or threatened breach without the requirement of posting a bond or other security; and

(iii)    the principles of law to be applied to the interpretation of this Section 6.05 are those that apply to restrictive covenants given by a seller on the sale of a business.

(e)    Notwithstanding the foregoing provisions of this Section 6.05, the Sellers shall not be in default under this Agreement by virtue of holding as a passive investor not more than five percent (5%) (including shares held by any Persons acting jointly or in concert with the Sellers) of the issued and outstanding shares or equity interests (determined, in the case of any convertible debt or equity investment, on an “as converted” basis) of a corporation or other Person, the shares or equity interests of which are listed on a recognized stock exchange. Notwithstanding the foregoing, no Seller shall be in violation of the provisions of this Section 6.05 by virtue of performing duties for any Acquired Company as an employee, consultant or agent.

Section 6.06    Plant Closings and Mass Layoffs. Buyer shall not, and shall cause the Acquired Companies not to, take any action following the Closing that could result in WARN Act liability for Sellers.

Section 6.07    Director and Officer Indemnification and Insurance.

(a)    Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Acquired Companies now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of any of the Acquired Companies, as provided in the Organizational Documents of the applicable Acquired Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Section 6.07(a) of the Disclosure Schedules (the “D&O Provisions”), shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b)    The Company shall, and Buyer shall cause the Acquired Companies to (i) maintain in effect for a period of six (6) years after the Closing Date the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Closing Date (provided that the Company may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Acquired Companies when compared to the insurance maintained by the Acquired Companies as of the date hereof), or (ii) obtain as of the Closing Date “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Acquired Companies, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement). The cost of securing such “tail” insurance policy shall be borne and paid exclusively by Buyer. Notwithstanding the foregoing, in no event shall Buyer be required to expend an amount in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Buyer shall be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount.

(c)    Effective as of the Closing, Buyer and the Acquired Companies waive any claim relating to and agree not to and to not permit any of their respective Affiliates to bring any action asserting, any breach of fiduciary duty, professional malpractice, or any breach of any other duty owed to any of the Acquired Companies against any former director or officer in their capacity as such, whether such action is filed derivatively on behalf of the Acquired Companies or otherwise, in each case, at or prior to Closing, except in the event of such director’s or officer’s fraud, willful misconduct or bad faith.

(d)    The obligations of Buyer and the Acquired Companies under this Section 6.07 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.07 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.07 applies shall be third-party beneficiaries of this Section 6.07, each of whom may enforce the provisions of this Section 6.07).

(e)    In the event Buyer, any Acquired Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Acquired Companies, as the case may be, shall assume all of the obligations set forth in this Section 6.07.

Section 6.08    Confidentiality. No party hereto or its respective Affiliates, employees, agents and representatives shall disclose to any third party the existence of this Agreement or the subject matter or terms hereof without the prior consent of the other parties hereto; provided, however, that the parties hereto shall be permitted to disclose such information (i) to their attorneys, advisors, representatives, stockholders or investors who are reasonably required to receive such information, (ii) in connection with enforcing their rights under this Agreement or any other agreement entered into in connection with this Agreement, (iii) as required by Law or this Agreement and (iv) that becomes publicly available without breach of this Section 6.08 (e.g., by a mutually agreeable press release). In addition to, and without limiting the generality of, the foregoing, Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect through the Closing, at which time the parties hereto acknowledge and agree that the Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 6.08 shall nonetheless continue in full force and effect.

Section 6.09    Governmental Approvals and Other Third-party Consents.

(a)    Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this

Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. Each party hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within ten (10) Business Days after the date hereof and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act. Buyer agrees that all filing fees under the HSR Act (whether imposed on Buyer, Sellers or any other Persons pursuant to the HSR Act) shall be borne and paid exclusively by Buyer.

(b)    Without limiting the generality of Buyer’s undertaking pursuant to this Section 6.09, Buyer agrees to use its best efforts and to take any and all steps reasonably necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as possible; provided, however, that nothing in this Agreement, including this Section 6.09, shall require, or be construed to require, Buyer to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Closing, any assets, licenses, operations, rights, product lines, businesses or interest therein of Buyer, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any material changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Buyer’s ability to own or operate, any of any such assets, licenses, operations, rights, product lines, businesses or interests therein or Buyer’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the equity interests of the Company and (ii) nothing in this Agreement shall require, or be construed to require, Buyer or any of its Affiliates to take any other action under this Section 6.09 if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the transactions contemplated by this Agreement. The Company and Buyer will each request early termination of the waiting period with respect to the transactions contemplated by this Agreement under the HSR Act.

(c)    Subject to applicable Laws relating to the exchange of information, Buyer shall have the right to direct all matters with any Governmental Authority consistent with its obligations hereunder; provided that all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Sellers or any of the Acquired Companies and Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(d)    The Company shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.06 (with respect to the Company) of the Disclosure Schedules; provided, however, that no Acquired Company nor any Seller shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested unless such consideration is set forth in the applicable agreement.

Section 6.10    Books and Records.

(a)    From and after the Closing Date, Buyer shall (and shall cause the Acquired Companies to), during normal business hours and upon reasonable notice, make available and provide the Seller Representative and its representatives (including counsel and independent auditors) with reasonable access to the facilities and properties of the Acquired Companies and to all information, files, documents and records (written and computer) relating to the Acquired Companies or any of their respective businesses or operations for any and all periods prior to and including the Closing Date that they may require (i) for the preparation of Tax Returns of the Sellers or their Affiliates for a period of seven (7) years following Closing or (ii) in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Person for a period of two (2) years following Closing (except that in the case of any claim, dispute, action, cause of action, investigation or proceeding relating to Taxes with respect to any Tax period (or portion thereof) ending on or prior to the Closing Date, Buyer’s obligations under this clause (ii) shall extend until the expiration of the applicable statute of limitations), and shall (and shall cause the Acquired Companies to) cooperate with the Seller Representatives and its representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of Sellers, as applicable, including by making Tax, accounting and financial personnel and other appropriate employees and officers of the Acquired Companies available to the Seller Representative and its respective representatives (including counsel and independent auditors). Notwithstanding the foregoing, the Seller Representative and its representatives shall not have access to personnel records of the Acquired Companies relating to individual performance or evaluation records, medical histories or other information that in Buyer’s good faith opinion is sensitive or the disclosure of which could subject any Acquired Company to liability; provided that the Seller Representative and its representatives shall not be prohibited from accessing such information pursuant to a valid court order. The Seller Representative and its representatives shall cooperate with the Company and its representatives and shall use their reasonable best efforts to minimize any disruption to the business.

(b)    For a period of seven (7) years after the Closing Date or such other longer period as required by applicable Laws, Buyer shall preserve and retain, all corporate, accounting, legal, auditing, human resources and other books and records of the Acquired Companies relating to the conduct of the business and operations of the Acquired Companies prior to the Closing Date. Notwithstanding the foregoing, during such seven (7) year period, Buyer may dispose of any such books and records which are offered to, but not accepted by, the Seller Representative.

Section 6.11    Public Announcements. Buyer and the Company shall cooperate prior to the Closing to prepare a mutually agreeable press release to be issued upon the Closing by Buyer and the Seller Representative.

Section 6.12    Conversion to Member-Managed LLC. Immediately prior to the Closing, the Company shall, and shall cause each of the other Acquired Companies to convert the Acquired Companies from manager-managed limited liability companies into member-managed limited liability companies in accordance with all applicable Laws, in each case, pursuant to documentation that is form and substance reasonably acceptable to Buyer (the “Pre-Closing Conversion”).

Section 6.13    Disclaimers. Buyer specifically acknowledges and agrees to the terms of Section 3.06 and Section 4.25. Buyer has only relied on the representations and warranties specifically and expressly set forth in Article III and Article IV (in each case, as modified by the Disclosure Schedules) (the “Contractual Representations”), and Buyer specifically acknowledges and agrees that Sellers and the Acquired Companies have not made any other representations or warranties nor has Buyer relied on any representations or warranties regarding information from, any Seller or any Acquired Company or any of their respective Affiliates, employees or representatives, including (1) information, documents, materials or inducements furnished or omitted by or on behalf of a Seller or an Acquired Company or any of their respective representatives, agents or advisors (including Katten or Rothschild, Inc.) relating in any way to an Acquired Company, any statements or omissions of Katten or Rothschild, Inc., whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, or accuracy or completeness of any of the foregoing (“Extra-Contractual Information”), and (2) the accuracy or completeness of any Extra-Contractual Information so supplied, furnished or conveyed, including any information regarding any Acquired Company or the transactions contemplated by this Agreement. For the avoidance of doubt, the term “Extra-Contractual Information” includes any information, documents, materials or inducements supplied, furnished or conveyed (A) in the Data Room (except to the extent specifically and expressly set forth in the Contractual Representations), (B) in connection with fulfillment of Buyer’s due diligence requests, (C) as a part of any management presentations, or (D) otherwise in advance of or in expectation of the transactions contemplated hereby. Buyer expressly acknowledges that (a) no Seller, nor any Affiliate of Seller, shall have or be subject to any liability to any Indemnified Party with respect to or relating to any Extra-Contractual Information and (b) none of the Sellers, any Acquired Company nor any other Person will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or its representatives or Buyer’s use of or reliance on any Extra-Contractual Information. Notwithstanding the foregoing, the limitation set forth in the preceding sentence shall not limit the ability of any other Person in respect of any claim or cause of action based on or arising out of Fraud. Such purchase and consummation are instead done on the basis of Buyer’s own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Acquired Companies as well as the Contractual Representations. Without limiting the foregoing, Buyer understands, acknowledges and agrees (i) that no Seller and no Acquired Company has made any representations or warranties to Buyer regarding the probable success or profitability of any Acquired Company and (ii) that, to the extent any estimates, projections and other forecasts or plans have been provided to Buyer, (a) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts or plans, (b) Buyer is familiar with such uncertainties and (c) Buyer takes full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts or plans (including the reasonableness of any of the assumptions underlying such estimates, projections and other forecasts or plans).

Section 6.14    Payoff Letter. On or prior to the Closing, the Company will use cause the administrative agent under the Existing Credit Agreement to deliver a copy of an executed payoff letter (the “Payoff Letter”) with respect to the Existing Credit Agreement, in customary form. Such Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Existing Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such Payoff Letter, the Existing Credit Agreement and all related loan documents shall be terminated, as applicable and (iii) provide that all liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations shall be, released and terminated upon the payment of the Payoff Amount. Prior to Closing, Company shall take all actions including delivering all notices, necessary so that all indebtedness and other obligations of the Acquired Companies under the Existing Credit Agreement may be prepaid by the Buyer at Closing and upon such payment at Closing by Buyer the actions set forth in clauses (ii) and (iii) of the preceding sentence shall automatically occur at the Closing.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01    Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)    The filings of Buyer and the Company pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof (including pursuant to any timing agreements not to close mutually agreed upon by the parties) shall have expired or been terminated.

(b)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

Section 7.02    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)    The representations and warranties of the Company and Sellers contained in Section 3.01 (Ownership of Membership Interests), Section 3.02 (Seller Authority), Section 4.01 (Organization and Authority of the Company), Section 4.02 (Execution and Enforceability), Section 4.04 (Capitalization), and Section 4.22 (Brokers), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date). All other representations and warranties of the Company and Sellers contained in Article III and Article IV, without giving effect to any materiality, Material Adverse Effect or similar qualifiers contained therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such other representations and warranties to be true and correct would not have a Material Adverse Effect.

(b)    The Company and Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)    Buyer shall have received the Escrow Agreement, executed by each of the Seller Representative and the Escrow Agent.

(d)    Buyer shall have received all of the documents and other items described in Section 2.06(b) hereof.

(e)    Buyer shall have received a certificate for the Company, dated as of the Closing Date and signed by a duly authorized officer of the Company, certifying that each of the conditions set forth in Section 7.02(a) and Section 7.02(b) has been satisfied.

(f)    There shall not have occurred a Material Adverse Effect, and Buyer shall have received a certificate signed for the Company, dated as of the Closing Date and signed by a duly authorized officer of the Company, certifying to the foregoing effect.

(g)    The Pre-Closing Conversion shall have been completed.

Section 7.03    Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)    The representations and warranties of Buyer contained in Article V shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).

(b)    Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)    The Seller Representative shall have received the Escrow Agreement, executed by each of Buyer and the Escrow Agent.

(d)    Sellers shall have received a certificate, dated as of the Closing Date and signed by a duly authorized officer of Buyer, certifying that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) has been satisfied.

ARTICLE VIII

INDEMNIFICATION

Section 8.01    Survival.

(a)    None of the representations and warranties of the Acquired Companies or the Sellers contained in, or arising out of, any Transaction Document shall survive the Closing, and following the Closing, Buyer shall not be entitled to any recovery in respect thereof or make any claim whatsoever for any inaccuracy or breach of any representation or warranty; provided that this shall not limit any claim or recovery available to Buyer under any buyer-side representations and warranties insurance policy that Buyer may acquire (the “R&W Insurance Policy”). None of the covenants or other agreements of any Seller contained in this Agreement or any other Transaction Document shall survive the Closing Date other than the Post-Closing Covenants of the Sellers (including, for the avoidance of doubt, the Post-Closing Covenants contained in Section 6.05), which shall survive the Closing for the period contemplated by their respective terms.

(b)    None of the representations and warranties of the Buyer contained in, or arising out of, any Transaction Document shall survive the Closing, and following the Closing, Sellers shall not be entitled to any recovery in respect thereof or make any claim whatsoever for any inaccuracy or breach of any representation or warranty. None of the covenants or other agreements of the Buyer or the Acquired Companies contained in this Agreement or any other Transaction Document shall survive the Closing Date other than the Post-Closing Covenants of the Buyer and the Acquired Companies, which shall survive the Closing for the period contemplated by their respective terms.

Section 8.02    Indemnification for Benefit of Buyer. Subject to the other terms and conditions of this Article VIII, each Seller (on an individual basis, and not jointly and severally with others) shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of, a breach of such Seller’s Post-Closing Covenants.

Section 8.03    Indemnification For Benefit of Sellers. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify Sellers against, and shall hold Sellers harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Sellers based upon, arising out of, with respect to or by reason of any breach of any Post-Closing Covenant by Buyer or the Company.

Section 8.04    Certain Limitations. The party making a claim under this Article VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party”. The indemnification obligations set forth in this Article VIII shall be subject to the following limitations:

(a)    No Seller shall have any obligation to directly satisfy any claim by an Indemnified Party for Losses as a result of any breach of any of the representations or warranties of the Company or the Sellers set forth herein. If Buyer has obtained the R&W Insurance Policy, a Buyer Indemnified Party may proceed against the R&W Insurance Policy for recovery of any such Losses described in the immediately preceding sentence (subject to the terms of the R&W Insurance Policy).

(b)    Notwithstanding anything in this Agreement to the contrary, Buyer understands, acknowledges and agrees that (i) each Seller’s maximum liability hereunder for any indemnification claims under Section 8.02 (other than claims constituting Fraud) shall not exceed the net proceeds of the Purchase Price actually received by such Seller and (ii) the aggregate total liability of the Sellers hereunder for any indemnification claims under Section 8.02 (other than claims constituting Fraud) shall not, when aggregated with all other indemnification obligations hereunder, exceed the Purchase Price.

(c)    Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(d)    Except as expressly provided in Section 8.02, no claim shall be brought or maintained by Buyer or any Acquired Company, or their respective successors or permitted assigns against any officer, director, manager, equityholder or employee (present or former) of any Seller, or any officer, director, manager or employee (present or former) of any Acquired Company, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations or warranties of any Acquired Company or Seller set forth or contained in this Agreement or any Exhibit or Schedule hereto, except to the extent that the same shall have been the result of Fraud by any such Person (and in the event of such Fraud, such recourse shall be brought or granted solely against the Person or Persons committing such Fraud), and provided that, without limiting the foregoing, in no event shall Buyer, its successors or permitted assigns be entitled to claim or seek any rescission of the transactions consummated under this Agreement or other remedy at Law or in equity.

Section 8.05    Exclusive Remedies. The parties acknowledge and agree that their sole and exclusive remedy following the Closing with respect to any and all claims (other than claims constituting Fraud) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or in the other Transaction Documents or otherwise arising out of or relating to the subject matter of this Agreement (other than Buyer’s recourse under the R&W Insurance Policy, if obtained by Buyer), shall be pursuant to the indemnification provisions set forth in this Article VIII, except for claims for equitable relief under Sections 6.05 and 6.08. In furtherance of the foregoing, following the Closing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to Sections 6.05, 6.08, 10.11 and this Article VIII. Without limiting the generality of the preceding sentence, no legal action sounding in tort, statute or strict liability (other than Fraud) may be maintained by any party. Nothing in this Section 8.05 shall limit the recourse of Sellers pursuant to Section 10.11, Buyer’s recourse under Section 6.05 or any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Sections 6.05, 6.08 or 10.11.

ARTICLE IX

TERMINATION

Section 9.01    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by the mutual written consent of the Company and Buyer;

(b)    by Buyer, by written notice to the Seller Representative, if:

(i)    Buyer is not then in material breach of any provision of this Agreement and there has been a material breach of any representation or warranty or a material failure to perform any covenant or agreement made by any Seller, the Seller Representative or the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach or failure cannot be cured by such Seller, the Seller Representative or the Company within ten (10) Business Days of receiving notice of such breach by Buyer; or

(ii)    any of the conditions set forth in Section 7.01 or Section 7.02 shall not have been fulfilled by the Outside Date (other than those conditions which, by their nature, are to be satisfied on the Closing Date), unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)    by the Company or the Seller Representative, by written notice to Buyer, if:

(i)    the Company, the Seller Representative and Sellers are not then in material breach of any provision of this Agreement and there has been a material breach of any representation or warranty or a material failure to perform any covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach or failure cannot be or has not been cured by Buyer within ten (10) Business Days of receiving notice of such breach by the Seller Representative; or

(ii)    any of the conditions set forth in Section 7.01 or Section 7.03 shall not have been fulfilled by the Outside Date (other than those conditions which, by their nature, are to be satisfied on the Closing Date), unless such failure shall be due to the failure of the Company, the Seller Representative or any Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)    by Buyer or the Company, by written notice to the other parties hereto, if:

(i)    there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii)    any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 9.02    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)    as set forth in this Article IX and Section 6.08 and Article X hereof; and

(b)    that nothing herein shall impair the right of any party hereto to compel specific performance by the other party or parties, as the case may be, of such party’s obligations under this Agreement.

Section 9.03    Fees and Expenses Following Termination.

(a)    In the event that this Agreement is terminated by Buyer pursuant to Section 9.01(b)(ii) and the condition set forth in Section 7.01(a) has not been fulfilled by the Initial Outside Date, then Buyer shall pay, or cause to be paid, to the Company an amount equal to $25,000,000. In the event that this Agreement is terminated by the Company or the Seller Representative pursuant to Section 9.01(c)(ii) and the condition set forth in Section 7.01(a) has not been fulfilled by the Initial Outside Date, then Buyer shall pay, or cause to be paid, to the Company an amount equal to $7,500,000. In the event that this Agreement is terminated (i) by Buyer pursuant to Section 9.01(b)(ii) and the condition set forth in Section 7.01(a) has not been fulfilled by the Second Outside Date, (ii) by the Company or the Seller Representative pursuant to Section 9.01(c)(ii) and the condition set forth in Section 7.01(a) has not been fulfilled by the Second Outside Date or (iii) by either the Company or Buyer pursuant to Section 9.01(d)(ii) at any time, then Buyer shall pay, or cause to be paid, to the Company an amount equal to $25,000,000. Any such fee payable by Buyer to the Company pursuant to this Section 9.03(a) is referred to as the “Buyer Termination Fee”. Payment of the Buyer Termination Fee shall be made by wire transfer of immediately available funds within two (2) Business Days following such termination of the Agreement.

(b)    In the event the Buyer breaches Section 6.09, willfully and in bad faith with the knowledge that such breach would preclude or delay beyond the Outside Date approval of the transactions contemplated by this Agreement under the HSR Act, the Company will be permitted to seek monetary damages for Losses in an amount not to exceed $40 million.

(c)    The parties acknowledge and agree that (i) the fees and other provisions of this Section 9.03 are an integral part of the transactions contemplated by this Agreement, (ii) the Buyer Termination Fee shall constitute liquidated damages and not a penalty and (iii) without these agreements, the parties would not enter into this Agreement.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.11 and this Section 9.03(d), each of the parties hereto expressly acknowledges and agrees that the Company’s right to receive payment of the Buyer Termination Fee pursuant to Section 9.03(a) or to seek damages for Losses pursuant to Section 9.03(b) shall constitute the sole and exclusive remedy of the Seller Representative, the Company, the Company’s Affiliates (including Sellers) and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against Buyer and its Affiliates, the Debt Financing Sources and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Buyer Related Parties”) for all losses and damages in respect of this Agreement or the transactions contemplated by this Agreement, and upon payment of the Buyer Termination Fee to the Company pursuant to Section 9.03(a) or any damages for Losses pursuant to Section 9.03(b), none of the Buyer Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Buyer shall continue to be obligated to the Company for any of its expense reimbursement and indemnification obligations contained in Section 6.04(b)).

(e)    The parties acknowledge and agree that under no circumstances shall Sellers and the Company be permitted or entitled to receive more than one of the following remedies: (i) a grant of specific performance, (ii) payment of the Buyer Termination Fee or (iii) recovery for Losses for damages pursuant to Section 9.03(b).

ARTICLE X

MISCELLANEOUS

Section 10.01    Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that (i) Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act, (ii) Buyer shall be responsible for paying or reimbursing the Company for the cost of the “tail” insurance policy described in Section 6.07(b), (iii) Buyer’s expenses may, at Buyer’s election, if the Closing occurs, be paid by the Company following the Closing and (iv) any unpaid Company Transaction Costs as of the Closing shall be paid by Buyer upon the Closing but such payments described in this subsection (iv) shall be taken into account in the calculation of the Closing Payment.

Section 10.02    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent prior to 5:00 pm (local time) on a Business Day, and on the next Business Day if sent after 5:00 pm on a Business Day; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to the Company before the Closing to:	Versatex Holdings, LLC c/o Highlander Partners L.P. 300 Crescent Court, Suite 550 Dallas, TX 75201 Attention: Christopher McRorie Email: cmcrorie@highlander-partners.com

with a copy (which shall not constitute notice) before the Closing to:	Katten Muchin Rosenman LLP 1717 Main Street, Suite 3750 Dallas, TX 75201 Attention: Mark S. Solomon, Esq. Email: mark.solomon@kattenlaw.com

If to Buyer or, after the Closing, the Company to:	CPG International LLC 5215 Old Orchard Road, Suite 725 Skokie, Illinois 60077 E-mail: bcooper@cpgint.com Attention: Brian E. Cooper

with a copy (which shall not constitute notice) to:	Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, CA 90067 Attention: Alison S. Ressler; Rita-Anne O’Neill Email: resslera@sullcrom.com; oneillr@sullcrom.com

If to the Seller Representative or Sellers:	c/o Highlander Partners L.P. 300 Crescent Court, Suite 550 Dallas, TX 75201 Attention: Christopher McRorie Email: cmcrorie@highlander-partners.com

with a copy (which shall not constitute notice) to:	Katten Muchin Rosenman LLP 1717 Main Street, Suite 3750 Dallas, TX 75201 Attention: Mark S. Solomon, Esq. Email: mark.solomon@kattenlaw.com

Section 10.03    Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole; (d) words in the singular include the plural and vice versa; (e) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require; and (f) the term “material” and the concept of the “material” nature of an effect upon the Acquired Companies or their business shall be measured relative to the entire business of the Acquired Companies, taken as a whole, and the Acquired Companies, taken as a whole, as the business of the Acquired Companies is currently being conducted. Unless the context otherwise requires, references herein: to Articles, Sections, the Disclosure Schedules and Exhibits mean the Articles and Sections of, and the Disclosure Schedules delivered with and Exhibits attached to, this Agreement, respectively. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.04    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.05    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.06    Entire Agreement. This Agreement, including the Exhibits hereto and the Disclosure Schedules, and the Confidentiality Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. Buyer acknowledges and agrees that there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. Each party expressly confirms to the others that it has not relied upon any Extra-Contractual Information. In the event of any inconsistency between the statements in the body of this Agreement, the Exhibits and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.07    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.08    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (i) as provided in Section 6.08 and Article VIII, and (ii) the Financing Sources, as set forth in Section 6.04, Section 10.09 and Section 10.12.

Section 10.09    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement set forth in writing and signed by Buyer, the Company, Seller Representative and Sellers, including the Seller Representative, who held a majority of the Membership Interests prior to the Closing. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving, except that the Seller Representative may waive provisions of this Agreement on behalf of all Sellers. Notwithstanding anything to the contrary contained in this Agreement, Section 9.02, Section 10.08, this Section 10.09 and Section 10.12 may not be amended or modified in whole or in part in a manner that impacts or is adverse in any respect to any Debt Financing Source under the Debt Commitment Letter without the written consent of such Debt Financing Source. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.10    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule and all claims or causes of action (whether in contract or in tort, in Law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be determined and adjudicated under the Laws of the State of Delaware.

(b)    ANY LEGAL ACTION ARISING OUT OF, RELATING TO OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER IN CONTRACT OR IN TORT, IN LAW OR IN EQUITY) SHALL BE HEARD IN THE CHANCERY COURT OF THE STATE OF DELAWARE. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE

CHANCERY COURT OF THE STATE OF DELAWARE IN ANY SUCH ACTION. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION BROUGHT IN THE CHANCERY COURT OF THE STATE OF DELAWARE. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION IN SUCH COURT AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY KNOWINGLY, INTENTIONALLY, VOLUNTARILY, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).

Section 10.11    Specific Performance. The parties acknowledge that irreparable damages would occur if any of the provisions of this Agreement were not performed, or threatened not to be performed, by Buyer in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be adequate for any such damages. It is accordingly agreed that prior to the termination of this Agreement pursuant to Section 9.01, or after the Closing solely with respect to the Post-Closing Covenants, the Company and Sellers (acting through the Seller Representative) shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Notwithstanding anything to the contrary herein, it is explicitly agreed that prior to the termination of this Agreement pursuant to Section 9.01, or after the Closing solely with respect to the Post-Closing Covenants, the Company and Sellers (acting through the Seller Representative) shall be entitled to specific performance of the Closing, Buyer’s obligation to cause the transactions contemplated hereby to be fully and timely funded and the other transactions contemplated hereby if (i) the conditions precedent to Buyer’s obligations in Section 7.01 and Section 7.02 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing or the failure of which to be satisfied is due in any material part to a breach by Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement) at the time the Closing is required to have occurred pursuant to Section 2.07 and (ii) Sellers (acting through the Seller Representative) have irrevocably confirmed to Buyer in writing that Sellers are prepared to consummate the Closing and, if specific performance is granted, then the Closing will occur. The parties hereto further agree that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referenced in this Section 10.11 and the parties waive any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument; provided, however, to the extent any such bond or similar instrument is required by applicable Law or Governmental Order, the parties expressly agree and intend that a bond or similar instrument in the amount of $100 shall be sufficient and reasonable.

Section 10.12    Financing Sources; No Recourse. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter and/or the performance thereof or the Debt Financing contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at Law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to principles or rules or conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether at Law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the Debt Financing contemplated thereby. For purposes of this Section 10.12, “Debt Financing Sources” shall include Jefferies Finance LLC and Barclays Bank PLC (in their capacity, as applicable, as a lender and as administrative agent for the financial institutions providing funding under Buyer’s or its affiliate’s credit facility, and their respective affiliates, equityholders, members, partners, officers, directors, employees, agents, advisors and representatives involved in the financing contemplated by the Debt Commitment Letter), and any and all other entities that have committed to provide or otherwise entered into agreements to provide any Debt Financing (including the Debt Commitment Letter). Notwithstanding anything to the contrary contained in this Agreement, (a) the Acquired Companies, the Sellers, the Seller Representative and their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Debt Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the Debt Financing contemplated thereby, whether at Law or equity, in contract, in tort or otherwise and (b) no Debt Financing Source shall have any liability (whether in contract, in tort or otherwise) to any of the Acquired Companies, the Sellers, the Seller Representative and their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Debt Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this provision. Nothing contained in this Section 10.12 shall limit the rights the Company or the Sellers may have against the Buyer under this Agreement.

Section 10.13    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. The signature of any party hereto to any counterpart hereof shall be deemed a signature to, and may be appended to, any other counterpart hereof. In the event that any signature to this Agreement or any other agreement, certificate or instrument delivered in connection herewith is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof. Once signed, this Agreement may be delivered by “.pdf” format, and any reproduction of this Agreement made by reliable means (e.g., photocopy, facsimile or portable document format) is considered an original.

Section 10.14    Non-Recourse. Except as set forth in Section 10.12, this Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or action based on, in respect of or by reason of the transactions contemplated hereby.

Section 10.15    Conflicts. Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its representatives and Affiliates, that the Acquired Companies are the client of Katten and that Katten has jointly represented the Acquired Companies and Sellers in connection with this Agreement and the transactions contemplated hereby. After the Closing, it is possible that Katten will represent one or more of such Sellers, the Seller Representative and/or their respective representatives and Affiliates (individually and collectively, the “Seller Group”) in connection with a variety of matters, including matters adverse or potentially adverse to the interests of Buyer and/or the Acquired Companies. Each of the parties to this Agreement hereby agrees that Katten (or any successor) may serve as counsel to all or a portion of the Seller Group, in connection with any matter relating to the transactions contemplated by this Agreement arising after the date of this Agreement. Each of the parties hereto consents to such representation, and waives any conflict of interest arising therefrom. Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. Each of the parties further agrees that all communications or privileged materials between Katten, on the one hand, and the Acquired Companies (or any representative of the Acquired Companies), the Seller Representative or a Seller, on the other hand, prior to the Closing (together with any other legally protected or privileged communications or materials including those between members of the Seller Group) as well as any privileged communications between Christopher McRorie and the Acquired Companies and/or any member of the Seller Group, in each case, solely with respect to and to the extent related to the transactions contemplated by this Agreement (collectively, “Privileged Materials”) are the property of Sellers (as a group) and that Buyer and the Acquired Companies cannot obtain copies of, or access to, any such Privileged Materials without a waiver from the Seller Representative. Each of the parties expressly agrees that, at and after the Closing (and continuing indefinitely thereafter), any privilege related to any of the Privileged Materials shall be solely controlled by Sellers acting collectively through the Seller Representative. Buyer further agrees that it will not, and that it will not permit the Acquired Companies to, seek to obtain any such Privileged Materials, including by way of review of any electronic communications or documents or by seeking to have Sellers and/or the Seller Representative waive the attorney-client or other privilege, or by otherwise asserting that Buyer has the right to waive the attorney-client or other privilege. In the event that any of Buyer or the Acquired Companies is required by Governmental Order or otherwise to access or obtain a copy of such Privileged Materials, Buyer shall immediately (and, in any event, within two (2) Business Days) notify the Seller Representative in writing (including by making specific reference to this Section 10.15) so that the Seller Representative can seek a protective order and Buyer agrees to use all commercially reasonable efforts to assist therewith at the sole cost of the Seller Representative.

Section 10.16    Release.

(a)    For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, effective as of the Closing, each Acquired Company, on its own behalf, and on behalf of its Subsidiaries and any successors, assigns and Affiliates (collectively, the “Company Releasor Parties”), hereby fully releases, remises, acquits and discharges forever, irrevocably and unconditionally, each Seller and the Seller Representative and each of their respective parents, Subsidiaries, divisions, Affiliates, predecessors, successors and assigns, and their present and former directors, officers, shareholders, members, employees, agents, attorneys, representatives, successors, beneficiaries, heirs and assigns (collectively, the “Seller Releasees”) from, against and with respect to any and all actions, accounts, agreements, causes of action, complaints, charges, claims, covenants, contracts, costs, damages, demands, debts, defenses, duties, expenses, executions, fees, injuries, interest, judgments, liabilities, losses, obligations, penalties, promises, reimbursements, remedies, suits, sums of money, and torts of any kind and nature whatsoever, whether in law, equity or otherwise, direct or indirect, fixed or contingent, foreseeable or unforeseeable, liquidated or unliquidated, known or unknown, matured or unmatured, absolute or contingent, determined or determinable (collectively, the “Claims” and each individually, a “Claim”), which any of the Company Releasor Parties, their respective successors, Affiliates and assigns, or anyone claiming through or under any of the Company Releasor Parties, ever had or now has, or may hereafter have or acquire, against the Seller Releasees for or by reason of any matter, cause or thing whatsoever (i) arising out of, or relating to, the Seller Releasees’ prior ownership interest in an Acquired Company or (ii) occurring at any time on or prior to the Closing Date, but only to the extent that such matter, cause or thing does not constitute Fraud and provided that, the release provided under this Section 10.16(a) will not be construed to release the Seller Releasees from any of their obligations under the Agreement.

(b)    For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, effective as of the Closing, each Seller, on its own behalf, the Seller Representative and (prior to the Closing) the Company on behalf of itself and each of its pre-Closing parents, Subsidiaries, divisions, Affiliates, predecessors, successors and assigns, and their present and former directors, officers, shareholders, members, employees, agents, attorneys, representatives, successors, beneficiaries, heirs and assigns (collectively, the “Seller Releasor Parties”), hereby fully releases, remises, acquits and discharges forever, irrevocably and unconditionally, Buyer and each of its parents, Subsidiaries, divisions, Affiliates, predecessors, successors and assigns, and their present and former directors, officers, shareholders, members, employees, agents, attorneys, representatives, successors, beneficiaries, heirs and assigns (collectively, the “Buyer Releasees”) and Company Releasor Parties from, against and with respect to any and all Claims, which any of the Seller Releasor Parties, their respective successors, Affiliates and assigns, or anyone claiming through or under any of the Seller Releasor Parties, ever had or now has, or may hereafter have or acquire, against the Acquired Companies and each of their respective parents, Subsidiaries, divisions, Affiliates, predecessors, successors and assigns, and their present and former directors, officers, shareholders, members, employees, agents, attorneys, representatives, successors, beneficiaries, heirs and assigns (the “Company Releasees”) and the Buyer Releasees for or by reason of any matter, cause or thing whatsoever occurring at any time on or prior to the Closing Date but only to the extent that such matter, cause or thing does not constitute Fraud and provided that, the release provided under this Section 10.16(b) will not be construed to release the Company Releasees or the Buyer Releasees from (i) any of their obligations under the Agreement or (ii) with respect to an employee of any Acquired Company, from any consideration owing on the date hereof by an Acquired Company solely in respect of such employee’s employment with such Acquired Company, rights under any Benefit Plans and any D&O Provisions.

ARTICLE XI

THE SELLER REPRESENTATIVE

Section 11.01    Authorization of the Seller Representative. Each Seller, by his, her or its acceptance of the Purchase Price, hereby appoints, authorizes and empowers the Seller Representative to act as the agent of Sellers for the purposes and with the powers and authority hereinafter set forth in this Article XI and in the Escrow Agreement, which shall include the full power and authority:

(a)    to execute and deliver the Escrow Agreement (with such modifications or changes thereto as to which the Seller Representative, in its reasonable discretion, shall have consented to);

(b)    as the Seller Representative, to enforce and protect the rights and interests of Sellers arising out of or under or in any manner relating to this Agreement and the Escrow Agreements and, in connection therewith, to (i) resolve all questions, disputes, conflicts and controversies concerning (A) the determination of amounts pursuant to Article II, (B) matters relating to Taxes pursuant to Section 6.03 and (C) calculations pursuant to the Waterfall; (ii) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of Sellers in connection with Article II and Article VIII as the Seller Representative, in its reasonable discretion, deems to be in the best interest of Sellers; (iii) assert or institute any claim, action, proceeding or investigation pursuant to Article VIII; (iv) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Buyer, or any other Person, against all Sellers, and receive process on behalf of all Sellers in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Seller Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all Sellers with respect to any such claim, action, proceeding or investigation pursuant to Article VIII (v) file any proofs, debts, claims and petitions as the Seller Representative may deem advisable or necessary; (vi) prepare and file any Tax Returns; (vii) settle or compromise any claims asserted under Article VIII; and (viii) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, actions, proceedings or investigations pursuant to Article VIII, it being understood that the Seller Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take such any action;

(c)    to authorize and cause to be paid out of the Escrow Amount the full amount of any Closing Working Capital Deficiency or any indemnification claims under Article VIII; and

(d)    to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Seller Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraph (a) above and the transactions contemplated by this Agreement and the Escrow Agreement.

(e)    Buyer and the Company after the Closing shall be entitled to rely exclusively upon the communications of the Seller Representative, but only as it relates to the foregoing, as the communications of Sellers. Neither Buyer nor the Company (a) need be concerned with the authority of the Seller Representative to act on behalf of all Sellers hereunder, or (b) shall be held liable or accountable in any manner for any act or omission of the Seller Representative in such capacity. In the event that any Seller commences any Action arising out of, relating to or in connection with the non-fulfillment or breach of any covenant, agreement or obligation required to be performed by the Seller Representative in its capacity as such and for the benefit of Sellers, then the Seller Representative shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of such Action. Buyer agrees that the Seller Representative shall have the right to control the defense of any Action described in the immediately preceding sentence.

(f)    The agency established hereby may be changed from time to time upon not less than five days’ prior written notice to Buyer by the written consent of Sellers that held a majority of the Membership Interests prior to the Closing. The Seller Representative, or any successor hereafter appointed, may resign at any time by written notice to the Sellers (with a copy to Buyer). A successor Seller Representative will be named by the written consent of Sellers holding a majority of the Membership Interests prior to the Closing. All power, authority, rights and privileges conferred in this Agreement to Highlander Partners L.P. will apply to any successor Seller Representative.

(g)    The grant of authority provided for in this Section 11.01 is coupled with an interest and is being granted, in part, as an inducement to the Company, Sellers and Buyer to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller and shall be binding on any successor thereto.

Section 11.02    Compensation; Exculpation; Indemnity.

(a)    The Seller Representative shall not be entitled to any fee, commission or other compensation for the performance of its service hereunder.

(b)    In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Seller Representative hereunder or thereunder, (i) the Seller Representative shall not assume any, and shall incur no, responsibility whatsoever to any Seller by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or the Escrow Agreement, unless by the Seller Representative’s gross negligence or willful misconduct, and (ii) the Seller Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Seller Representative pursuant to such advice shall in no event subject the Seller Representative to liability to any Seller unless by the Seller Representative’s gross negligence or willful misconduct. Except as set forth in the previous sentence, notwithstanding anything to the contrary contained herein, the Seller Representative, in its role as Seller Representative, shall have no liability whatsoever to the Acquired Companies, Buyer or any other Person.

(c)    Each Seller, severally, shall indemnify the Seller Representative up to, but not exceeding, an amount equal to such Seller’s pro rata portion of the total amount, as determined in accordance with such Seller’s percentage of the Purchase Price received and in no event exceeding such Seller’s pro rata portion of the Final Purchase Price, against all damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against it, of any nature whatsoever, arising out of or in connection with any claim or in connection with any appeal thereof, relating to the acts or omissions of the Seller Representative hereunder, except for such damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against the Seller Representative that arise from the Seller Representative’s gross negligence or willful misconduct, including the willful breach of this Agreement. The foregoing indemnification shall not be deemed exclusive of any other right to which the Seller Representative may be entitled apart from the provisions hereof. In the event of any indemnification under this Section 11.02, each Seller shall promptly deliver to the Seller Representative full payment of his, her or its ratable share of such indemnification claim.

(d)    All of the indemnities, immunities and powers granted to the Seller Representative under this Agreement shall survive the Closing and/or any termination of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

VERSATEX HOLDINGS, LLC

By:	/s/ Christopher McRorie
Name: Christopher McRorie
Title: Vice President, General Counsel & Secretary

SELLERS:

HIGHLANDER PARTNERS TRIM, LLC

By:	/s/ Christopher McRorie
Name: Christopher McRorie
Title: Vice President, General Counsel & Secretary

WOLFPAC HOLDINGS, INC.

By:	/s/ James Wolf
Name: James Wolf
Title: CEO

AEA MEZZANINE FUND III LP

By:	AEA MEZZANINE PARTNERS III LP, its general partner

By:	AEA MEZZANINE MANAGEMENT III GP LLC, its general partner

By:	/s/ Scott Zoellner
Name: Scott Zoellner
Title: Vice President

J PACE, INC

By:	/s/ John Pace
Name: John Pace
Title: President

R KAPRES, INC

By:	/s/ Rick Kapres
Name: Rick Kapres
Title: President

J FERRESE, INC

By:	/s/ Joseph Ferrese
Name: Joseph Ferrese
Title President

J.D. PACE, INC

By:	/s/ Josh Pace
Name: Josh Pace
Title: President

S PETRAS, INC

By:	/s/ Shawn Petras
Name: Shawn Petras
Title: President

B NAUMANN, INC

By:	/s/ William Naumann
Name: William Naumann
Title: President

EM KAFFENES, INC

By:	/s/ Evan Kaffenes
Name: Evan Kaffenes
Title: President

BUYER:

CPG INTERNATIONAL LLC

By:	/s/ Jesse Singh
Name: Jesse Singh
Title: C.E.O.

SELLER REPRESENTATIVE:

HIGHLANDER PARTNERS TRIM, LLC

By:	/s/ Christopher McRorie
Name: Christopher McRorie
Title: Vice President, General Counsel & Secretary